Dreyfus Premier Midcap Stock Fund

Seeks capital appreciation by investing
in stocks of midsize companies

PROSPECTUS March 1, 2008



Dreyfus
A BNY Mellon Company℠

Contents

The Fund

Goal/Approach	**1**
Main Risks	**2**
Past Performance	**4**
Expenses	**5**
Management	**6**
Financial Highlights	**8**

Your Investment

Shareholder Guide	**13**
Distributions and Taxes	**22**
Services for Fund Investors	**23**
Instructions for Regular Accounts	**24**
Instructions for IRAs	**26**

For More Information

See back cover.

Dreyfus Premier Midcap Stock Fund

Ticker Symbols **Class A: DPMAX**
Class B: DMSBX
Class C: DMSCX
Class I: DDMRX
Class T: DMSTX

The Fund



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midsize companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the fund's benchmark, the Standard & Poor's® MidCap 400 Index (S&P 400).

The portfolio managers select stocks through a "bottom-up," structured approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by computer models that identify and rank stocks based on:

- **fundamental momentum,** meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises

- **relative value,** such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe

- **future value,** such as discounted value measures

- **long-term growth,** based on measure that reflect the changes in estimated long-term earnings growth over multiple horizons

- **additional factors,** such as technical factors, trading by company insiders or share issuance/buy-back data

Next, the portfolio managers construct the portfolio through a "bottom-up" and structured approach, focusing on stock selection as opposed to making proactive decisions as to industry or sector exposure. The portfolio managers seek to maintain a portfolio that has exposure to industries and market capitalizations that are generally similar to the fund's benchmark, the S&P 400. Finally, within each sector and style subset, the fund will seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

The fund may, but is not required to, use derivatives, such as futures, options and forward contracts, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy.

Concepts to understand

Midsize companies: generally established companies that may not be as well known as larger companies. The mid-size companies in which the fund invests are those companies whose stocks are included in the S&P 400 or in the Russell Midcap Index at the time of purchase. Midsize companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.

Computer models: proprietary computer models that evaluate and rank a universe of over 3,500 stocks. The portfolio managers review each of the screens on a regular basis. The portfolio managers also maintain the flexibility to adapt the screening criteria to changes in market conditions.

S&P 400: an unmanaged, market-capitalization-weighted index that measures the performance of 400 medium-capitalization stocks. The stocks comprising the S&P 400 have market capitalizations generally ranging between $500 million and $12 billion.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Midsize company risk.* Midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 400, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the S&P 400 can cause the fund to underperform the index.

- *Growth and value stock risk.* By investing in a mix of value and growth companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, the fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Derivatives risk.* The fund may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies), and forward contracts. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Leveraging risk.* The use of leverage, such as engaging in reverse repurchase agreements, lending portfolio securities, entering into futures contracts or forward currency contracts, and engaging in forward commitment transactions, may magnify the fund's gains or losses.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs) or shortly thereafter. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Other potential risks

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. If the borrower of the securities fails financially, there could be delays in recovering the loaned securities or exercising rights to the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the performance of the fund's Class I shares from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the S&P 400 and the Russell Midcap Index, broad measures of midcap stock performance. The returns shown in the table reflect any applicable sales charges. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance of each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class I shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*
Class I shares



Best Quarter:	Q__ '__	+_____%
Worst Quarter:	Q__ '__	-_____%

Average annual total returns *as of 12/31/07*

Share class/ inception date	1 Year	5 Years	10 Years	Since inception
Class I (11/12/93) *returns before taxes*	____%	____%	____%	–
Class I *returns after taxes on distributions*	____%	____%	____%	–
Class I *returns after taxes on distributions and sale of fund shares*	____%	____%	____%	–
Class A (4/6/94) *returns before taxes*	____%	____%	____%	–
Class B (1/16/98) *returns before taxes*	____%	____%	–	____% *†
Class C (1/16/98) *returns before taxes*	____%	____%	–	____% †
Class T (8/16/99) *returns before taxes*	____%	____%	–	____% †
S&P 400 *reflects no deduction for fees, expenses or taxes*	____%	____%	____%	____% **
Russell Midcap Index *reflects no deduction for fees, expenses or taxes*	____%	____%	____%	____% **

 * *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

 † *For the fund's Class B and Class C shares, periods prior to 11/16/98 reflect the performance of the fund's Class I shares, adjusted to reflect applicable sales loads. For the fund's Class T shares, periods prior to 8/16/99 reflect the performance of the fund's Class I shares, adjusted to reflect applicable sales loads. Such performance figures have not been adjusted to reflect applicable class fees and expenses; if such fees and expenses had been reflected, the performance shown for Class A, B, C and T for such periods may have been lower.*

** *Based on life of Class B and Class C. For comparative purposes, the value of the index on 1/31/98 is used as the beginning value on 1/16/98.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B*	Class C	Class I	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none**	4.00	1.00	none	none**
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.10	1.10	1.10	1.10	1.10
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	1.35	2.10	2.10	1.10	1.60

 * Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.

** Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$____	$____	$____	$____
Class B				
with redemption	$____	$____	$____	$____ †
without redemption	$____	$____	$____	$____ †
Class C				
with redemption	$____	$____	$____	$____
without redemption	$____	$____	$____	$____
Class I	$____	$____	$____	$____
Class T	$____	$____	$____	$____

† Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to The Dreyfus Corporation for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

For the period from February 1, 2007 through October 31, 2007, a portion of the management fee the fund pays The Dreyfus Corporation was waived, reducing total expenses from 1.35% to ___% for Class A, from 2.10% to ___% for Class B, from 2.10% to ___% for Class C, from 1.10% to ___% for Class I and from 1.60% to ___% for Class T shares.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $___ billion in approximately 180 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of ____% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's annual report for the fiscal year ended October 31, 2007. Dreyfus is the primary mutual fund business of The Bank of New York Mellon Corporation (BNY Mellon), a global financial services company focused on helping clients move and manage their financial assets, operating in 37 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team. BNY Mellon has more than $18 trillion in assets under custody and administration and $1 trillion in assets under management, and it services more than $11 trillion in outstanding debt. Additional information is available at **www.bnymellon.com**.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Investment decisions for the fund will be made by a team of portfolio managers from the Domestic Equity Group of Franklin Portfolio Associates LLC, an affiliate of Dreyfus. The team has managed the fund since September 2007. The team members are Michael Dunn, Oliver Buckley and Patrick Slattery, each of whom also is an employee of Dreyfus and will manage the fund in that capacity. Mr. Dunn has been employed by Franklin Portfolio Associates LLC since 1999. Mr. Buckley is chief investment officer and executive vice president of Franklin Portfolio Associates LLC, which he joined in 2000, and has been a portfolio manager there since 2000. Mr. Slattery is a vice president and a portfolio manager of Franklin Portfolio Associates LLC, which he joined in 2005; prior thereto, he was a senior vice president at Independence Investment LLC where he was a portfolio manager and quantitative researcher. There are no limitations on the role of a team member with respect to making investment decisions for the fund.

The fund's Statement of Additional Information (SAI) provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

Distributor

The fund's distributor is MBSC Securities Corporation (MBSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or MBSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus' or MBSC's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or MBSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Dreyfus and MBSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by _____, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
Class A		**2007**	2006	2005	2004	2003
Per-Share Data ($):						
Net asset value, beginning of period			20.14	18.02	16.68	13.16
Investment operations:	Investment (loss) − net[1]		(.02)	(.03)	(.03)	(.03)
	Net realized and unrealized gain (loss) on investments		1.80	2.48	1.37	3.55
Total from investment operations			1.78	2.45	1.34	3.52
Distributions:	Dividends from net realized gain on investments		(5.63)	(.33)	−	−
Net asset value, end of period			16.29	20.14	18.02	16.68
Total Return (%)[2]			10.34	13.70	8.10	26.67
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets			1.35	1.35	1.35	1.35
Ratio of net investment (loss) to average net assets			(.10)	(.14)	(.17)	(.24)
Portfolio turnover rate			144.49	87.40	77.47	92.97
Net assets, end of period ($ x 1,000)			82,641	93,533	157,483	146,958

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

		Year Ended October 31,			
Class B	**2007**	2006	2005	2004	2003
Per-Share Data ($):					
Net asset value, beginning of period		18.87	17.03	15.87	12.62
Investment operations: Investment (loss) – net[1]		(.13)	(.17)	(.15)	(.13)
Net realized and unrealized gain (loss) on investments		1.66	2.34	1.31	3.38
Total from investment operations		1.53	2.17	1.16	3.25
Distributions: Dividends from net realized gain on investments		(5.63)	(.33)	–	–
Net asset value, end of period		14.77	18.87	17.03	15.87
Total Return (%)[2]		9.51	12.84	7.31	25.75
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets		2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets		(.85)	(.92)	(.91)	(.98)
Portfolio turnover rate		144.49	87.40	77.47	92.97
Net assets, end of period ($ x 1,000)		25,435	33,992	40,755	50,866

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

FINANCIAL HIGHLIGHTS *(continued)*

Class C		**2007**	2006	2005	2004	2003
			Year Ended October 31,			
Per-Share Data ($):						
Net asset value, beginning of period			18.90	17.06	15.90	12.64
Investment operations:	Investment (loss) – net[1]		(.13)	(.17)	(.15)	(.13)
	Net realized and unrealized gain (loss) on investments		1.66	2.34	1.31	3.39
Total from investment operations			1.53	2.17	1.16	3.26
Distributions:	Dividends from net realized gain on investments		(5.63)	(.33)	–	–
Net asset value, end of period			14.80	18.90	17.06	15.90
Total Return (%)[2]			9.43	12.88	7.30	25.79
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets			2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets			(.85)	(.93)	(.92)	(.99)
Portfolio turnover rate			144.49	87.40	77.47	92.97
Net assets, end of period ($ x 1,000)			13,072	16,563	16,041	16,164

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class I*			2007	2006	2005	2004	2003
					Year Ended October 31,		
Per-Share Data ($):							
Net asset value, beginning of period				20.59	18.37	16.95	13.35
Investment operations:	Investment income − net[1]			.03	.02	.02	.01
	Net realized and unrealized gain (loss) on investments			1.83	2.53	1.40	3.59
Total from investment operations				1.86	2.55	1.42	3.60
Distributions:	Dividends from net realized gain on investments			(5.63)	(.33)	−	−
Net asset value, end of period				16.82	20.59	18.37	16.95
Total Return (%)				10.56	13.99	8.38	26.97
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets				1.10	1.10	1.10	1.10
Ratio of net investment income to average net assets				.15	.08	.09	.04
Portfolio turnover rate				144.49	87.40	77.47	92.97
Net assets, end of period ($ x 1,000)				31,446	31,738	39,215	59,256

[1] *Based on average shares outstanding at each month end.*

* *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

Class T	2007	2006	2005	2004	2003
		Year Ended October 31,			
Per-Share Data ($):					
Net asset value, beginning of period		19.81	17.77	16.49	13.05
Investment operations: Investment (loss) – net[1]		(.06)	(.08)	(.07)	(.07)
Net realized and unrealized gain (loss) on investments		1.76	2.45	1.35	3.51
Total from investment operations		1.70	2.37	1.28	3.44
Distributions: Dividends from net realized gain on investments		(5.63)	(.33)	–	–
Net asset value, end of period		15.88	19.81	17.77	16.49
Total Return (%)[2]		10.03	13.44	7.83	26.28
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets		1.60	1.60	1.60	1.60
Ratio of net investment (loss) to average net assets		(.36)	(.43)	(.42)	(.49)
Portfolio turnover rate		144.49	87.40	77.47	92.97
Net assets, end of period ($ x 1,000)		1,519	1,388	1,570	1,486

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

This prospectus offers Class A, B, C, I and T shares of the fund.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Dreyfus or by Founders Asset Management, LLC (Founders), an indirect subsidiary of Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions in connection with the sale of fund shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Deciding which class of shares to buy: Class A, C, I and T shares

The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class C or Class T shares, and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class I shares, is subject to a Rule 12b-1 fee. Class I shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class C	Class T	Class I
Initial sales charge	up to 5.75%	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fees)	0.25%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or net asset value (NAV), plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class I shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class T shares may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has lower ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that are subject to a sales charge. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- investors who have continuously owned shares of the fund since before the imposition of a sales load

- qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006

- investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options
- members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans
- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class I share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class I shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class I shares, and you do not pay any ongoing service or distribution fees.

Class I shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and non-qualified employee benefit plans

Buying shares

The NAV of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in foreign securities, small-capitalization equity securities and certain other thinly traded securities may provide short term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors of the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment —Shareholder Guide —General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Concept to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its existing shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares generally are subject to higher annual operating expenses and a CDSC.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum***
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum***
Education Savings Accounts	**$500**	**no minimum***

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

* *Minimum Dreyfus TeleTransfer purchase is $100.*

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on fund shares you acquired by reinvesting your fund dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the fund significantly invests in thinly traded small-capitalization equity securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Dreyfus Founders funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Dreyfus Founders funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Dreyfus Founders fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative. Shares held in an IRA or Education Savings Account may not be redeemed through the Dreyfus TeleTransfer privilege.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete the application. Mail your application and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the dollar amount you want to sell • the share class • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing
By Telephone	**Wire** Call to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "404" for Class A, "471" for Class C, "403" for Class I, or "563" for Class T. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call to request your transaction.	**Wire** Call to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Call to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Call to request your transaction. A check will be sent to the address of record.





To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 — In Writing

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 — By Telephone

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "404" for Class A, "471" for Class C, "403" for Class I, or "563" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call to request your transaction.

Telephone Contribution Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).

For information and other assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

INSTRUCTIONS FOR **IRAS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

| _____ | **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction. | _____ |

Automatically

| _____ | **All services** Call to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year. | **Systematic Withdrawal Plan** Call to request instructions to establish the plan. |

NOTES

NOTES

For More Information

Dreyfus Premier Midcap Stock Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



THE DREYFUS/LAUREL FUNDS, INC.
DREYFUS BASIC S&P 500 STOCK INDEX FUND
DREYFUS BOND MARKET INDEX FUND
(Investor Shares and BASIC Shares)
DREYFUS DISCIPLINED STOCK FUND
DREYFUS PREMIER BALANCED FUND
(Class A, Class B, Class C, Class I and Class T Shares)
DREYFUS PREMIER LARGE COMPANY STOCK FUND
(Class A, Class B, Class C, Class I and Class T Shares)
DREYFUS PREMIER LIMITED TERM INCOME FUND
(Class A, Class B, Class C and Class I Shares)
DREYFUS PREMIER MIDCAP STOCK FUND
(Class A, Class B, Class C, Class I and Class T Shares)
DREYFUS PREMIER SMALL CAP VALUE FUND
(Class A, Class B, Class C, Class I and Class T Shares)
DREYFUS PREMIER TAX MANAGED GROWTH FUND
(Class A, Class B, Class C, Class I and Class T Shares)

STATEMENT OF ADDITIONAL INFORMATION
MARCH 1, 2008

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus, each dated March 1, 2008, as it may be revised from time to time, of Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Small Cap Value Fund and Dreyfus Premier Tax Managed Growth Fund, each a separate, diversified portfolio (each, a "Fund" and collectively, the "Funds") of The Dreyfus/Laurel Funds, Inc. (the "Company"), an open-end management investment company, that is registered with the Securities and Exchange Commission ("SEC"). To obtain a copy of the Prospectus for Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund or Dreyfus Disciplined Stock Fund, please call your financial adviser, or write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.dreyfus.com, or call one of the following numbers:

Call Toll Free 1-800-645-6561
In New York City – Call 1-718-895-1206
Outside the U.S. – Call 516-794-5452

To obtain a copy of the Prospectus for Dreyfus Premier Balanced Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Small Cap Value Fund, or Dreyfus Premier Tax Managed

Growth Fund (collectively, the "Dreyfus Premier Funds"), please call your financial adviser or call 1-800-554-4611, visit www.dreyfus.com, or write to the Fund at the above address.

The most recent Annual Report and Semi-Annual Report to Shareholders for each Fund are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying related notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated herein by reference.

TABLE OF CONTENTS

Page

Description of the Company and Funds... B- 3
Management of the Company and Funds B-43
Management Arrangements... B-50
How to Buy Shares B-63
Distribution and Service Plans.. B-78
How to Redeem Shares... B-81
Shareholder Services... B-88
Determination of Net Asset Value.. B-95
Dividends, Other Distributions and Taxes.. B-96
Portfolio Transactions... B-99
Summary of the Proxy Voting Policy, Procedures and Guidelines of The
    Dreyfus Family of Funds... B-107
Information About the Company and Funds B-108
Counsel and Independent Registered Public Accounting Firm... B-111
Appendix... B-112

DESCRIPTION OF THE COMPANY AND FUNDS

The Company is a Maryland corporation formed on August 6, 1987. The Company is an open-end management investment company, known as a mutual fund, comprised of separate portfolios, including the Funds, each of which is treated as a separate fund. Each Fund is diversified, which means that, with respect to 75% of its total assets, the Fund will not invest more than 5% of its assets in the securities of any single issuer, nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities).

The Dreyfus Corporation ("Dreyfus" or the "Manager") serves as each Fund's investment adviser. The Manager has engaged Fayez Sarofim & Co. ("Sarofim & Co." or the "Sub-Adviser") to serve as Dreyfus Premier Tax Managed Growth Fund's sub-investment adviser to provide day-to-day management of such Fund's investments, subject to the supervision of the Manager.

MBSC Securities Corporation (the "Distributor") is the distributor of each Fund's shares.

Dreyfus BASIC S&P 500 Stock Index Fund ("S&P 500 Index Fund"). The Fund seeks to match the total return of the Standard & Poor's 500® Composite Stock Price Index ("S&P 500®"). The Fund normally invests at least 95% of its total assets in common stocks included in the S&P 500. The S&P 500 is composed of 500 common stocks, most of which are traded on the New York Stock Exchange ("NYSE"), chosen by Standard & Poor's Ratings Services ("Standard and Poor's"), a division of The McGraw-Hill Companies, Inc., to best capture the price performance of a large cross-section of the U.S. publicly traded stock market. The S&P 500 is structured to approximate the general distribution of industries in the U.S. economy. The inclusion of a stock in the S&P 500 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The 500 securities represent approximately 75% of the market value of all U.S. common stocks. Each stock in the S&P 500 is weighted generally by the number of available float shares (i.e., those shares available to investors) divided by the total shares outstanding. That is, each stock is weighted by its value available in the public markets relative to the total market values of all the stocks in the S&P 500. Component stocks included in the S&P 500 are chosen with the aim of achieving a distribution at the index level representative of the various components of the U.S. economy and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 may include foreign securities. "Standard & Poor's®," "S&P®," "S&P 500®," and "Standard & Poor's 500®," are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Company. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Fund. Standard & Poor's makes no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability if investing in securities generally or in the Fund particularly or the ability of the S&P 500 to track general stock market performance. To maintain liquidity, the Fund may invest up to 5% of its assets in U.S. Government securities, commercial paper, bank certificates of deposit, bank demand and time deposits, repurchase agreements, when-issued transactions and variable amount master demand notes. See "Certain Portfolio Securities" below.

Dreyfus Bond Market Index Fund ("Bond Index Fund"). The Fund seeks to match the total return of the Lehman Brothers U.S. Aggregate Index ("U.S. Aggregate Index"). The U.S. Aggregate Index covers the U.S. dollar denominated, investment grade, fixed-rate, taxable bond market of SEC-registered securities. The U.S. Aggregate Index includes bonds from the U.S. Treasury, U.S. Government-related, corporate, mortgage-backed securities, asset-backed securities and commercial mortgage-back securities sectors. The U.S. Aggregate Index covers those securities in the Lehman Brothers Government/Corporate Bond Index ("Government/Corporate Bond Index") plus those covered by the Lehman Brothers Mortgage-Backed Securities Index ("MBS Index"), the Lehman Brothers Fixed-Rate Asset-Backed Securities Index ("ABS Index"), and the Lehman Brothers Commercial Mortgage-Backed Securities Index ("CMBS Index"). The Government/Corporate Bond Index is composed of (i) all public obligations of the U.S. Government, its agencies and instrumentalities (excluding "flower" bonds and pass-through issues such as GNMA Certificates) and (ii) all publicly issued, fixed-rate, non-convertible, investment grade, dollar-denominated, SEC-registered obligations of domestic corporations, foreign governments and supranational organizations. The MBS Index covers all fixed-rate securities backed by mortgage pools of the Government National Mortgage Association ("GNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA"). The ABS Index covers five subsectors – credit cards, autos, home equity stranded-cost utility (rate reduction bonds), and manufactured housing loans – and includes pass-through, bullet, and controlled amortization structures. The CMBS Index covers ERISA eligible, fixed-rate commercial mortgage-backed securities. Prior to November 14, 1997, the Fund's investment objective was to seek to match the total return of the Government/Corporate Bond Index.

Dreyfus Disciplined Stock Fund ("Disciplined Stock Fund"). The Fund seeks capital appreciation. The Fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500. The S&P 500 is composed of 500 common stocks, most of which are traded on the NYSE, chosen by Standard and Poor's to best capture the price performance of a large cross-section of the U.S. publicly traded stock market. The S&P 500 is structured to approximate the general distribution of industries in the U.S. economy. The inclusion of a stock in the S&P 500 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The 500 securities represent approximately 75% of the market value of all U.S. common stocks. Each stock in the S&P 500 is weighted generally by the number of available float shares (i.e., those shares available to investors) divided by the total shares outstanding. That is, each stock is weighted by its value available in the public markets relative to the total market values of all the stocks in the S&P 500. Component stocks included in the S&P 500 are chosen with the aim of achieving a distribution at the index level representative of the various components of the U.S. economy and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 may include foreign securities. The Fund may invest in money market instruments, including U.S. Government securities, repurchase agreements, bank obligations and commercial paper, to meet liquidity needs in amounts not generally expected to exceed 20% of the Fund's assets. See

"Certain Portfolio Securities" below. Prior to October 1, 2004, the Fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the S&P 500.

Dreyfus Premier Balanced Fund ("Balanced Fund"). The Fund seeks total return (consisting of capital appreciation and income). Prior to March 1, 2002, the Fund's investment objective was to outperform an unmanaged hybrid index, 60% of which was the S&P 500 and 40% of which was the Lehman Brothers Intermediate Government/Credit Bond Index. From March 1, 2002 to August 1, 2006, the Fund's investment objective was to outperform a hybrid index, 60% of which was the S&P 500 and 40% of which was the U.S. Aggregate Index.

Dreyfus Premier Large Company Stock Fund ("Large Company Stock Fund"). The Fund seeks capital appreciation. The Fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500. The S&P 500 is composed of 500 common stocks, most of which are traded on the NYSE, chosen by Standard and Poor's to best capture the price performance of a large cross-section of the U.S. publicly traded stock market. The S&P 500 is structured to approximate the general distribution of industries in the U.S. economy. The inclusion of a stock in the S&P 500 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The 500 securities represent approximately 75% of the market value of all U.S. common stocks. Each stock in the S&P 500 is weighted generally by the number of available float shares (i.e., those shares available to investors) divided by the total shares outstanding. That is, each stock is weighted by its value available in the public markets relative to the total market values of all the stocks in the S&P 500. Component stocks included in the S&P 500 are chosen with the aim of achieving a distribution at the index level representative of the various components of the U.S. economy and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 may include foreign securities. Prior to January 16, 1998, the Fund's investment objective was to seek an above-average level of income along with moderate long-term growth of income and principal. From January 16, 1998 to October 1, 2004, the Fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the S&P 500.

Dreyfus Premier Limited Term Income Fund ("Limited Term Income Fund"). The Fund seeks to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity.

Dreyfus Premier Midcap Stock Fund ("Midcap Stock Fund"). The Fund seeks capital appreciation. The Fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the Standard & Poor's MidCap 400 Index® ("S&P 400"). The S&P 400 is composed of 400 domestic common stocks chosen by Standard & Poor's for market size, liquidity and industry group representation. It is a float-adjusted, market-weighted index (stock price times shares outstanding), with each stock affecting the S&P 400 in proportion to its float-adjusted market value. The inclusion of a stock in the S&P 400 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The S&P 400 was created by Standard & Poor's to capture the performance of the stocks that fall in the medium capitalization range. The medium capitalization range of stocks was defined, at the original time of screening, as between $1 billion and $15 billion in market value. Any medium capitalization stocks already included in the S&P 500 were excluded from candidacy for the S&P 400. Prior to October 1, 2004, the Fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the S&P 400.

Dreyfus Premier Small Cap Value Fund ("Small Cap Value Fund"). The Fund seeks capital appreciation. The Fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the Russell 2000® Value Index. The Russell 2000® Value Index is an unmanaged index of those companies in the Russell 2000® Index with lower price-to-book ratios and lower forecasted growth values. The Russell 2000® Index measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which in turn measures the performance of the 3,000 largest publicly traded U.S. companies based on total market capitalization. Prior to October 1, 2004, the Fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the Russell 2000® Value Index.

Dreyfus Premier Tax Managed Growth Fund ("Tax Managed Growth Fund"). The Fund seeks long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. The Fund employs a tax-managed strategy, focusing on "blue chip" companies with market capitalizations exceeding $5 billion.

Certain Portfolio Securities

The following information regarding the securities a Fund may purchase supplements (as noted) and should be read in conjunction with the relevant Fund's Prospectus.

American Depository Receipts ("ADRs") and New York Shares. (Balanced Fund, Disciplined Stock Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund). Each of these Funds may invest in U.S. dollar-denominated ADRs and, with respect to Large Company Stock Fund, Small Cap Value Fund and Tax Managed Growth Fund, New York Shares. ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by foreign companies. New York Shares are securities of foreign companies that are issued for trading in the United States. ADRs and New York Shares are traded in the United States on national securities exchanges or in the over-the-counter market. Investment in securities of foreign issuers presents certain risks, including those resulting from adverse political and economic developments and the imposition of foreign governmental laws or restrictions. See "Foreign Securities." Purchases or sales of certain ADR's may result, indirectly, in fees being paid to the Depository Receipts Division of the Bank of New York, an affiliate of the Manager, by brokers executing the purchases or sales.

Government Obligations. (All Funds) Each Fund may invest in a variety of U.S. Treasury obligations, which differ only in their interest rates, maturities and times of issuance: (a) U.S.

Treasury bills have a maturity of one year or less, (b) U.S. Treasury notes have maturities of one to ten years, and (c) U.S. Treasury bonds generally have maturities of greater than ten years.

In addition to U.S. Treasury obligations, each Fund may invest in obligations issued or guaranteed by U.S. Government agencies and instrumentalities that are supported by any of the following: (a) the full faith and credit of the U.S. Treasury, (b) the right of the issuer to borrow an amount limited to a specific line of credit from the U.S. Treasury, (c) the discretionary authority of the U.S. Treasury to lend to such Government agency or instrumentality, or (d) the credit of the instrumentality. (Examples of agencies and instrumentalities are: Federal Land Banks, Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Central Bank for Cooperatives, Federal Intermediate Credit Banks, Federal Home Loan Banks, General Services Administration, Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Inter-American Development Bank, Asian-American Development Bank, Student Loan Marketing Association, International Bank for Reconstruction and Development, Small Business Administration and Fannie Mae). No assurance can be given that the U.S. Government will provide financial support to the agencies or instrumentalities described in (b), (c) and (d) in the future, other than as set forth above, since it is not obligated to do so by law.

Inflation-Indexed Bonds. (Balanced Fund and Limited Term Income Fund) Each of these Funds may invest in inflation-indexed bonds, which are fixed-income securities whose value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers utilize a structure that accrues inflation into the principal value of the bond. Most other issuers pay out the Consumer Price Index ("CPI") accruals as part of a semiannual coupon.

Inflation-indexed securities issued by the U.S. Treasury have varying maturities and pay interest on a semi-annual basis equal to a fixed percentage of the inflation-adjusted principal amount. If the periodic adjustment rate measuring inflation falls, the principal value of inflation indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds, even during a period of deflation. However, the current market value of the bonds is not guaranteed and will fluctuate. Each of these Funds also may invest in other inflation-related bonds which may or may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal amount.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if the rate of inflation rises at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increase at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond's inflation measure.

The periodic adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for Urban Consumers ("CPI-U"), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index calculated by that government. There can be no assurance that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States.

Repurchase Agreements. (S&P 500 Index Fund, Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, and Small Cap Value Fund). Each of these Funds may enter into repurchase agreements with U.S. Government securities dealers recognized by the Federal Reserve Board, with member banks of the Federal Reserve System, or with such other brokers or dealers that meet the respective Fund's credit guidelines. This technique offers a method of earning income on idle cash. In a repurchase agreement, the Fund buys a security from a seller that has agreed to repurchase the same security at a mutually agreed upon date and price. The Fund's resale price will be in excess of the purchase price, reflecting an agreed upon interest rate. This interest rate is effective for the period of time the Fund is invested in the agreement and is not related to the coupon rate on the underlying security. Repurchase agreements may also be viewed as a fully collateralized loan of money by the Fund to the seller. The period of these repurchase agreements will usually be short, from overnight to one week, and at no time will a Fund invest in repurchase agreements for more than one year. The Fund will always receive as collateral securities whose market value including accrued interest is, and during the entire term of the agreement remains, at least equal to 100% of the dollar amount invested by the Fund in each agreement, including interest, and the Fund will make payment for such securities only upon physical delivery or upon evidence of book entry transfer to the account of the custodian. If the seller defaults, the Fund might incur a loss if the value of the collateral securing the repurchase agreement declines and might incur disposition costs in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of a security which is the subject of a repurchase agreement, realization upon the collateral by the Fund may be delayed or limited. Each Fund seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligors under repurchase agreements, in accordance with the Fund's credit guidelines.

Commercial Paper. (All Funds) Each Fund may invest in commercial paper. These instruments are short-term obligations issued by banks and corporations that have maturities ranging from two to 270 days. Each instrument may be backed only by the credit of the issuer or may be backed by some form of credit enhancement, typically in the form of a guarantee by a commercial bank. Commercial paper backed by guarantees of foreign banks may involve additional risk due to the difficulty of obtaining and enforcing judgments against such banks and the generally less restrictive regulations to which such banks are subject. A Fund will only invest in commercial paper of U.S. and foreign companies rated at the time of purchase at least A-1 by Standard & Poor's, Prime-1 by Moody's Investors Services, Inc. ("Moody's") or F1 by Fitch Ratings ("Fitch" and together with Moody's and Standard & Poor's, the "Rating Agencies").

Bank Instruments. (All Funds) Each Fund may purchase bankers' acceptances, certificates of deposit, time deposits, and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. Included among such obligations, except with respect to the S&P 500 Index Fund, are Eurodollar certificates of deposit ("ECDs"), Eurodollar time deposits ("ETDs") and Yankee Dollar certificates of deposit ("Yankee CDs"). ECDs are U.S. dollar-denominated certificates of deposit issued by foreign branches of domestic banks. ETDs are U.S. dollar-denominated time deposits in a foreign branch of a U.S. bank or a foreign bank. Yankee CDs are certificates of deposit issued by a U.S. branch of a foreign bank denominated in U.S. dollars and held in the United States. The Fund may also invest in Eurodollar bonds and notes, which are obligations that pay principal and interest in U.S. dollars held in banks outside the United States, primarily in Europe. All of these obligations are subject to somewhat different risks than are the obligations of domestic banks or issuers in the United States. See "Foreign Securities."

Foreign Securities. (Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund, and to a limited extent, S&P 500 Index Fund). Each of these Funds may purchase securities of foreign issuers and may invest in foreign currencies and obligations of foreign branches of domestic banks and domestic branches of foreign banks. Investment in foreign currencies, securities and obligations, as well as instruments that provide investment exposure to foreign securities and markets, presents certain risks, including those resulting from fluctuations in currency exchange rates, revaluation of currencies, adverse political and economic developments, the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, reduced availability of public information concerning issuers, and the fact that foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to domestic issuers. Moreover, securities of many foreign issuers may be less liquid and their prices more volatile than those of comparable domestic issuers. In addition, with respect to certain foreign countries, there is the possibility of expropriation, confiscatory taxation and limitations on the use or removal of funds or other assets of the Fund, including withholding of dividends. Foreign securities may be subject to foreign government taxes that would reduce the return on such securities. Foreign securities held by the Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when Fund shareholders may not be able to buy or sell Fund shares.

Securities of Emerging Markets Issuers. (Balanced Fund and Limited Term Income Fund) Each of these Funds may invest in companies, the ratings of which correspond with the ratings of other permissible Fund investments, whose principal activities are in, or governments of, emerging markets. Emerging markets will include any countries (i) having an "emerging stock market" as defined by the International Finance Corporation; (ii) with low- to middle-income economies according to the World Bank; or (iii) listed in World Bank publications as developing. Currently, the countries not included in these categories are Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom and the United States. Issuers whose principal activities are in countries with emerging markets include issuers: (1) organized under the laws of, (2) whose securities have their primary trading market in, (3) deriving at least 50% of their revenues or profits from goods sold, investments made, or services performed in, or (4) having at least 50% of their assets located in a country with, an emerging market. In emerging markets, a Fund may purchase debt securities issued or guaranteed by foreign governments, including participation in loans between foreign governments and financial institutions, and interests in entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued or guaranteed by foreign governments ("Sovereign Debt Obligations"). These include Brady Bonds, Structured Securities, and Loan Participations and Assignments (as defined below).

Brady Bonds. Brady Bonds are debt obligations created through the exchange of existing commercial bank loans to foreign entities for new obligations in connection with debt restructurings under a plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady.

Brady Bonds have been issued only relatively recently, and, accordingly, do not have a long payment history. They may be collateralized or uncollateralized and issued in various currencies (although most are U.S. dollar-denominated). They are actively traded in the over-the counter secondary market.

Collateralized Brady Bonds may be fixed rate par bonds or floating rate discount bonds, which are generally collateralized in full as to principal due at maturity by U.S. Treasury zero coupon obligations which have the same maturity as the Brady Bonds. Interest payments on these Brady Bonds generally are collateralized by cash or securities in an amount that, in the case of fixed rate bonds, is equal to at least one year of rolling interest payments or, in the case of floating rate bonds, initially is equal to at least one year's rolling interest payments based on the applicable interest rate at that time and is adjusted at regular intervals thereafter. Certain Brady Bonds are entitled to "value recovery payments" in certain circumstances, which in effect constitute supplemental interest payments but generally are not collateralized. Brady Bonds are often viewed as having three or four valuation components: (i) the collateralized repayment of principal at final maturity; (ii) the collateralized interest payments; (iii) the uncollateralized interest payments; and (iv) any uncollateralized repayment of principal at maturity (these uncollateralized amounts constitute the "residual risk"). In the event of a default with respect to Collateralized Brady Bonds as a result of which the payment obligations of the issuer are accelerated, the U.S. Treasury zero coupon obligations held as collateral for the payment of principal will not be distributed to investors, nor will such obligations be sold and the proceeds distributed. The collateral will be held by the collateral agent to the scheduled maturity of the defaulted Brady Bonds, which will continue to be outstanding, at which time the face amount of the collateral will equal the principal payments which would have then been due on the Brady Bonds in the normal course. In addition, in light of the residual risk of Brady Bonds and, among other factors, the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds, investments in Brady Bonds are to be viewed as speculative.

Structured Securities -- Structured Securities are interests in entities organized and operated solely for the purpose of restructuring the investment characteristics of Sovereign Debt Obligations. This type of restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, of specified instruments (such as commercial bank loans or Brady Bonds) and the issuance by that entity of one or more classes of securities ("Structured Securities") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly-issued Structured Securities to create securities with different investment characteristics such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to Structured Securities is dependent on the extent of the cash flow on the underlying instruments. Because Structured Securities of the type in which the Fund anticipates it will invest typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments.

Each of these Funds is permitted to invest in a class of Structured Securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated Structured Securities typically have higher yields and present greater risks than unsubordinated Structured Securities. Certain issuers of Structured Securities may be deemed to be "investment companies" as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). As a result, a Fund's investment in these Structured Securities may be limited by the restrictions contained in the 1940 Act. See "Investment Companies" below.

Loan Participations and Assignments – Each of these Funds may invest in fixed and floating rate loans ("Loans") arranged through private negotiations between an issuer of Sovereign Debt Obligations and one or more financial institutions ("Lenders"). Each Fund's investments in Loans are expected in most instances to be in the form of participations in Loans ("Participations") and assignments of all or a portion of Loans ("Assignments") from third parties. The government that is the borrower on the Loan will be considered by the Fund to be the issuer of a Participation or Assignment. The Fund's investment in Participations typically will result in the Fund having a contractual relationship only with the Lender and not with the borrower. The Fund will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of the payments from the borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the Loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the Loan in which it has purchased the Participation. As a result, the Fund may be subject to the credit risk of both the borrower and the Lender that is selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender and may not benefit from any set-off between the Lender and the borrower. Certain Participations may be structured in a manner designed to avoid purchasers of Participations being subject to the credit risk of the Lender with respect to the Participation, but even under such a structure, in the event of the Lender's insolvency, the Lender's servicing of the Participation may be delayed and the assignability of the Participation impaired. The Fund will acquire Participations only if the Lender interpositioned between the Fund and the borrower is a Lender having total assets of more than $25 billion and whose senior unsecured debt is rated investment grade or higher (i.e., Baa/BBB or higher).

When a Fund purchases Assignments from Lenders it will acquire direct rights against the borrower on the Loan. Because Assignments are arranged through private negotiations between potential assignees and potential assignors, however, the rights and obligations acquired by the Fund as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender. The assignability of certain Sovereign Debt Obligations is restricted by the governing documentation as to the nature of the assignee, such that the only way in which the Fund may acquire an interest in a Loan is through a Participation and not an Assignment. The Fund may have difficulty disposing of Assignments and Participations because to do so it will have to assign such securities to a third party. Because there is no established secondary market for such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of an established secondary market may have an adverse impact on the value of such securities and the Fund's ability to dispose of particular Assignments or Participations when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of an established secondary market for Assignments and Participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund's portfolio and calculating its net asset value. The Fund may not invest more than 15% of the value of its net assets in Loan Participations and Assignments that are illiquid, and in other illiquid securities.

Investing in Sovereign Debt Obligations of Emerging Market Countries. (Balanced Fund and Limited Term Income Fund) No established secondary markets may exist for many of the Sovereign Debt Obligations in which each of these Funds may invest. Reduced secondary market liquidity may have an adverse effect on the market price and the Fund's ability to dispose of particular instruments when necessary to meet its liquidity requirements or in response to specific economic events such as a deterioration in the creditworthiness of the issuer. Reduced secondary market liquidity for certain Sovereign Debt Obligations also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing its portfolio. Market quotations are generally available on many Sovereign Debt Obligations only from a limited number of dealers and may not necessarily represent firm bids of those dealers or prices for actual sales. The Sovereign Debt Obligations in which the Fund will invest in most cases pertain to countries that are among the world's largest debtors to commercial banks, foreign governments, international financial organizations and other financial institutions. In recent years, the governments of some of these countries have encountered difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness. Restructuring arrangements have included, among other things, reducing and rescheduling interest and principal payments by negotiating new or amended credit agreements or converting outstanding principal and unpaid interest to Brady Bonds, and obtaining new credit to finance interest payments. Certain governments have not been able to make payments of interest on or principal of Sovereign Debt Obligations as those payments have come due. Obligations arising from past restructuring agreements may affect the economic performance and political and social stability of those issuers.

Each of these Funds is permitted to invest in Sovereign Debt Obligations that are not current in the payment of interest or principal or are in default, so long as Dreyfus believes it to be consistent with the Fund's investment objective. A Fund may have limited legal recourse in the event of a default with respect to certain Sovereign Debt Obligations it holds. Bankruptcy, moratorium and other similar laws applicable to issuers of Sovereign Debt Obligations may be substantially different from those applicable to issuers of private debt obligations. The political context, expressed as the willingness of an issuer of Sovereign Debt Obligations to meet the terms of the debt obligation, for example, is of considerable importance. In addition, no assurance can be given that the holders of commercial bank debt will not contest payments to the holders of securities issued by foreign governments in the event of default under commercial bank loan agreements.

The ability of governments to make timely payments on their obligations is likely to be influenced strongly by the issuer's balance of payments, including export performance, and its access to international credits and investments. A country whose exports are concentrated in a few commodities could be vulnerable to a decline in the international prices of one or more of those commodities. Increased protectionism on the part of a country's trading partners also could adversely affect the country's exports and diminish its trade account surplus, if any. To the extent that a country receives payment for its exports in currencies other than dollars, its ability to make debt payments denominated in dollars could be adversely affected.

To the extent that a country develops a trade deficit, it will need to depend on continuing loans from foreign governments, multilateral organizations or private commercial banks, aid payments from foreign governments and on inflows of foreign investment. The access of a country to these forms of external funding may not be certain, and a withdrawal of external funding could adversely affect the capacity of a government to make payments on its obligations. In addition, the cost of servicing debt obligations can be affected by a change in international interest rates since the majority of these obligations carry interest rates that are adjusted periodically based upon international rates.

Another factor bearing on the ability of a country to repay Sovereign Debt Obligations is the level of the country's international reserves. Fluctuations in the level of these reserves can affect the amount of foreign exchange readily available for external debt payments and, thus, could have a bearing on the capacity of the country to make payments on its Sovereign Debt Obligations.

Expropriation, confiscatory taxation, nationalization, political, economic or social instability or other similar developments, such as military coups, have occurred in the past in countries in which the Fund will invest and could adversely affect the Fund's assets should these conditions or events recur.

Foreign investment in certain Sovereign Debt Obligations is restricted or controlled to varying degrees. These restrictions or controls at times may limit or preclude foreign investment in certain Sovereign Debt Obligations and increase the costs and expenses of the Fund. Certain countries in which the Fund will invest require governmental approval prior to investment by foreign persons, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.

Certain countries other than those on which a Fund initially will focus its investments may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if a deterioration occurs in a country's balance of payments, the country could impose temporary restrictions on foreign capital remittances. A Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital, as well as by the application to the Fund of any restrictions on investments. Investing in local markets may require the Fund to adopt special procedures, seek local government approvals or take other actions, each of which may involve additional costs to the Fund.

Discount Obligations. (Limited Term Income Fund) A significant portion of the Fund's investments may be in (i) securities (including most Brady Bonds) which were initially issued at a discount from their face value (collectively, "Discount Obligations") and (ii) securities purchased by the Fund at a price less than their stated face amount or, in the case of Discount Obligations, at a price less than their issue price plus the portion of "original issue discount" previously accrued thereon, i.e., purchased at a "market discount." The amount of original issue discount and/or market discount on obligations purchased by the Fund may be significant, and accretion of market discount together with original issue discount, will cause the Fund to realize income prior to the receipt of cash payments with respect to these securities. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

Illiquid Securities. (All Funds). Each Fund may invest up to 15% of the value of its net assets in illiquid securities, including time deposits and, except with respect to the Tax Managed Growth Fund, repurchase agreements having maturities longer than seven days. Securities that have readily available market quotations are not deemed illiquid for purposes of this limitation (irrespective of any legal or contractual restrictions on resale). The Fund may invest in commercial obligations issued in reliance on the so-called "private placement" exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2) paper"). The Fund may also purchase securities that are not registered under the Securities Act of 1933, as amended, but that can be sold to qualified institutional buyers in accordance with Rule 144A under that Act ("Rule 144A securities"). Liquidity determinations with respect to Section 4(2) paper and Rule 144A securities will be made by the Company's Board of Directors (the "Board" or "Directors" or "Board of Directors") or by the Manager pursuant to guidelines established by the Board of Directors. The Board or the Manager will consider availability of reliable price information and other relevant information in making such determinations. Section 4(2) paper is restricted as to disposition under the federal securities laws, and generally is sold to institutional investors, such as the Funds, that agree that they are purchasing the paper for investment and not with a view to public distribution. Any resale by the purchaser must be pursuant to registration or an exemption therefrom. Section 4(2) paper normally is resold to other institutional investors like the Funds through or with the assistance of the issuer or investment dealers who make a market in the Section 4(2) paper, thus providing liquidity. Rule 144A securities generally must be sold to other qualified institutional buyers. If a particular investment in Section 4(2) paper or Rule 144A securities is not determined to be liquid, that investment will be included within the percentage limitation on investment in illiquid securities. Investing in Rule 144A securities could have the effect of increasing the level of Fund illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities from a Fund or other holders.

Preferred Stock. (Balanced Fund, Small Cap Value Fund and Tax Managed Growth Fund). Each of these Funds may purchase preferred stock, which is a class of capital stock that typically pays dividends at a specified rate. Preferred stock is generally senior to common stock, but subordinate to debt securities, with respect to the payment of dividends and on liquidation of the issuer. In general, the market value of preferred stock is its "investment value," or its value as a fixed-income security. Accordingly, the market value of preferred stock generally increases when interest rates decline and decreases when interest rates rise, but, as with debt securities, is also affected by the issuer's ability to make payments on the preferred stock. While most preferred stocks pay a dividend, a Fund may purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend. Such investments would be made primarily for their capital appreciation potential.

Convertible Securities. (Balanced Fund, Small Cap Value Fund and Tax Managed Growth Fund). Each of these Funds may purchase convertible securities. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have characteristics similar to both fixed-income and equity securities. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock, of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

Convertible securities provide for a stable stream of income with generally higher yields than common stocks, but there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. There can be no assurance of capital appreciation, however, because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.

Warrants. (Small Cap Value Fund and Tax Managed Growth Fund) A warrant is a form of derivative that gives the holder the right to subscribe to a specified amount of the issuing corporation's capital stock at a set price for a specified period of time. Each of these Funds may invest up to 5% of its net assets in warrants, except that this limitation does not apply to warrants purchased by the Fund that are sold in units with, or attached to, other securities.

Municipal Obligations. (Tax Managed Growth Fund, Balanced Fund and Limited Term Income Fund) Municipal obligations are debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, generally to obtain funds for various public purposes and include certain industrial development bonds issued by or on behalf of public authorities. Municipal obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal obligations bear fixed, floating or variable rates of interest, which are determined in some instances by formulas under which the municipal obligation's interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain municipal obligations are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related municipal obligation and purchased and sold separately. Each of these Funds also may acquire call options on specific municipal obligations. The Fund generally would purchase these call options to protect the Fund from the issuer of the related municipal obligation redeeming, or other holder of the call option from calling away, the municipal obligation before maturity.

While, in general, municipal obligations are tax exempt securities having relatively low yields as compared to taxable, non-municipal obligations of similar quality, certain municipal obligations are taxable obligations offering yields comparable to, and in some cases greater than, the yields available on other permissible Fund investments. Dividends received by shareholders on Fund shares which are attributable to interest income received by the Fund from municipal obligations generally will be subject to Federal income tax. Each of these Funds may invest in municipal obligations, the ratings of which correspond with the ratings of other permissible Fund investments.

Each of the Balanced Fund and Limited Term Income Fund currently intends to invest no more than 5% of its assets in municipal obligations. However, this percentage may be varied from time to time without shareholder approval.

Mortgage-Related Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund) Mortgage-related securities are a form of derivative collateralized by pools of commercial or residential mortgages. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations. These securities may include complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities, mortgage pass-through securities, interests in real estate mortgage investment conduits ("REMICs"), adjustable rate mortgages, real estate investment trusts ("REITs"), or other kinds of mortgage-backed securities, including those with fixed, floating and variable interest rates, those with interest rates based on multiples of changes in a specified index of interest rates and those with interest rates that change inversely to changes in interest rates, as well as those that do not bear interest.

Residential Mortgage-Related Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in mortgage-related securities representing participation interests in pools of one- to four-family residential mortgage loans issued or guaranteed by governmental agencies or instrumentalities, such as GNMA, FNMA and FHLMC, or issued by private entities. Residential mortgage-related securities have been issued using a variety of structures, including multi-class structures featuring senior and subordinated classes.

Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes"), which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Ginnie Maes are created by an "issuer," which is a Federal Housing Administration ("FHA") approved mortgagee that also meets criteria imposed by GNMA. The issuer assembles a pool of FHA, Farmers' Home Administration or Veterans' Administration ("VA") insured or guaranteed mortgages which are homogeneous as to interest rate, maturity and type of dwelling. Upon application by the issuer, and after approval by GNMA of the pool, GNMA provides its commitment to guarantee timely payment of principal and interest on the Ginnie Maes backed by the mortgages included in the pool. The Ginnie Maes, endorsed by GNMA, then are sold by the issuer through securities dealers. Ginnie Maes bear a stated "coupon rate" which represents the effective FHA-VA mortgage rate at the time of issuance, less GNMA's and issuer's fees.

Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States. Fannie Maes are guaranteed as to timely payment of principal and interest by FNMA. Mortgage-related securities issued by FHLMC include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "PCs"). Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Bank and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

Commercial Mortgage-Related Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in commercial mortgage-related securities, which generally are multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. These mortgage-related securities generally are constructed to provide protection to the senior classes investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities ("Subordinated Securities") take the first loss if there are defaults on the underlying commercial mortgage loans. Other protection, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, additional Subordinated Securities, cross-collateralization and over-collateralization.

Subordinated Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in Subordinated Securities issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. Subordinated Securities have no governmental guarantee, and are subordinated in some manner as to the payment of principal and/or interest to the holders of more senior mortgage-related securities arising out of the same pool of mortgages. The holders of Subordinated Securities typically are compensated with a higher stated yield than are the holders of more senior mortgage-related securities. On the other hand, Subordinated Securities typically subject the holder to greater risk than senior mortgage-related securities and tend to be rated in a lower rating category, and frequently a substantially lower rating category, than the senior mortgage-related securities issued in respect of the same pool of mortgage. Subordinated Securities generally are likely to be more sensitive to changes in prepayment and interest rates and the market for such securities may be less liquid than is the case for traditional fixed-income securities and senior mortgage-related securities.

Collateralized Mortgage Obligations ("CMOs") and Multi-Class Pass-Through-Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in CMOs, which are multiclass bonds backed by pools of mortgage pass-through certificates or mortgage loans. CMOs may be collateralized by (a) Ginnie Mae, Fannie Mae, or Freddie Mac pass-through certificates, (b) unsecuritized mortgage loans insured by the Federal Housing

Administration or guaranteed by the Department of Veterans' Affairs, (c) unsecuritized conventional mortgages, (d) other mortgage-related securities, or (e) any combination thereof.

Each class of CMOs, often referred to as a "tranche," is issued at a specific coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. The principal and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. One or more tranches of a CMO may have coupon rates which reset periodically at a specified increment over an index, such as the London Interbank Offered Rate ("LIBOR") (or sometimes more than one index). These floating rate CMOs typically are issued with lifetime caps on the coupon rate thereon. The Fund also may invest in inverse floating rate CMOs. Inverse floating rate CMOs constitute a tranche of a CMO with a coupon rate that moves in the reverse direction to an applicable index such as LIBOR. Accordingly, the coupon rate thereon will increase as interest rates decrease. Inverse floating rate CMOs are typically more volatile than fixed or floating rate tranches of CMOs.

Many inverse floating rate CMOs have coupons that move inversely to a multiple of the applicable indexes. The effect of the coupon varying inversely to a multiple of an applicable index creates a leverage factor. Inverse floaters based on multiples of a stated index are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and loss of principal. The markets for inverse floating rate CMOs with highly leveraged characteristics at times may be very thin. The Fund's ability to dispose of its positions in such securities will depend on the degree of liquidity in the markets for such securities. It is impossible to predict the amount of trading interest that may exist in such securities, and therefore the future degree of liquidity.

Stripped Mortgage-Backed Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in stripped mortgage-backed securities, which are created by segregating the cash flows from underlying mortgage loans or mortgage securities to create two or more new securities, each with a specified percentage of the underlying security's principal or interest payments. Mortgage securities may be partially stripped so that each investor class receives some interest and some principal. When securities are completely stripped, however, all of the interest is distributed to holders of one type of security, known as an interest-only security, or IO, and all of the principal is distributed to holders of another type of security known as a principal-only security, or PO. Strips can be created in a pass-through structure or as tranches of a CMO. The yields to maturity on IO and POs are very sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may not fully recoup its initial investment in IOs. Conversely, if the underlying mortgage assets experience less than anticipated prepayments of principal, the yield on POs could be materially and adversely affected.

Adjustable-Rate Mortgage Loans ("ARMs"). (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in ARMs and hybrid ARMs. ARMs eligible for inclusion in a mortgage pool generally will provide for a fixed initial mortgage interest rate for a specified period of time, generally for either the first three, six, twelve, thirteen, thirty-six, or sixty scheduled monthly payments. Thereafter, the interest rates are subject to periodic adjustment based on changes in an index. ARMs typically have minimum and maximum rates beyond which the mortgage interest rate may not vary over the lifetime of the loans. Certain ARMs provide for additional limitations on the maximum amount by which the mortgage interest rate may adjust for any single adjustment period. Negatively amortizing ARMs may provide limitations on changes in the required monthly payment. Limitations on monthly payments can result in monthly payments that are greater or less than the amount necessary to amortize a negatively amortizing ARM by its maturity at the interest rate in effect during any particular month. A hybrid ARM is a mortgage in which the homeowner pays a fixed interest rate for a period of time (typically 3, 5, 7, or 10 years) and a floating rate after the period, combining the features of fixed- and adjustable-rate mortgage securities. The agency issuers for hybrid ARMS are the same as those for conventional pass-through mortgages (FNMA, FHLMC and GNMA). Hybrid ARMS will be added to the Lehman Brothers Mortgage Index on April 1, 2007.

Private Entity Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in mortgage-related securities issued by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. Timely payment of principal and interest on mortgage-related securities backed by pools created by non-governmental issuers often is supported partially by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance. The insurance and guarantees are issued by government entities, private insurers and the mortgage poolers. There can be no assurance that the private insurers or mortgage poolers can meet their obligations under the policies, so that if the issuers default on their obligations the holders of the security could sustain a loss. No insurance or guarantee covers the Fund or the price of the Fund's shares. Mortgage-related securities issued by non-governmental issuers generally offer a higher rate of interest than government-agency and government-related securities because there are no direct or indirect government guarantees of payment.

Other Mortgage-Related Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Other mortgage-related securities in which each of these Funds may invest include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including CMO residuals. Other mortgage-related securities may be equity or debt securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing.

Real Estate Investment Trusts. (Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, S&P 500 Index Fund, Limited Term Income Fund, Midcap Stock Fund and Small Cap Value Fund). Each of these Funds may invest in REITs. A REIT is a corporation, or a business trust that would otherwise be taxed as a corporation, which meets the definitional requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Code permits a qualifying REIT to deduct dividends paid, thereby effectively eliminating corporate level Federal income tax and making the REIT a pass-through vehicle for Federal income tax purposes. To meet the definitional requirements of the Code, a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to shareholders annually a substantial portion of its otherwise taxable income.

REITs are characterized as equity REITs, mortgage REITs and hybrid REITs. Equity REITs, which may include operating or finance companies, own real estate directly and the value of, and income earned by, the REITs depends upon the income of the underlying properties and the rental income they earn. Equity REITs also can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. Mortgage REITs can make construction, development or long-term mortgage loans and are sensitive to the credit quality of the borrower. Mortgage REITs derive their income from interest payments on such loans. Hybrid REITs combine the characteristics of both equity and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. The value of securities issued by REITs are affected by tax and regulatory requirements and by perceptions of management skill. They also are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation and the possibility of failing to qualify for tax-free status under the Code or to maintain exemption from the 1940 Act.

Asset-Backed Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in asset-backed securities, which are a form of derivative. The securitization techniques used for asset-backed securities are similar to those used for mortgage-related securities. These securities include debt securities and securities with debt-like characteristics. The collateral for these securities has included home equity loans, automobile and credit card receivables, boat loans, computer leases, airplane leases, mobile home loans, recreational vehicle loans and hospital account receivables. Each of these Funds may invest in these and other types of asset-backed securities that may be developed in the future.

Asset-backed securities present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-backed securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

Corporate Obligations. (Bond Index Fund, Balanced Fund, Limited Term Income Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund). Each of these Funds may invest in corporate obligations rated at least Baa by Moody's or BBB by Standard & Poor's or Fitch, or, if unrated, of comparable quality as determined by the Manager (and the Sub-Adviser as applicable). Securities rated BBB by Standard & Poor's or Baa by Moody's or Fitch, are considered by those rating agencies to be "investment grade" securities. Moody's, however, considers securities rated Baa to have speculative characteristics. Further, while bonds rated BBB by Standard & Poor's exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and principal for debt in this category than debt in higher rated categories. A Fund will sell in a prudent and orderly fashion bonds whose ratings drop below these minimum ratings.

In addition to "investment grade" securities, the Balanced Fund may invest in debt securities which are rated Ba or B by Moody's, or BB or B by Standard & Poor's or Fitch, or if unrated, deemed to be of comparable quality as determined by Dreyfus. See "Lower Rated Securities."

Collateralized Debt Obligations. (Balanced Fund and Limited Term Income Fund) Each of these Funds may invest in collateralized debt obligations ("CDOs"), which are securitized interests in pools of - generally non-mortgage - assets. Assets called collateral usually comprise loans or debt instruments. A CDO may be called a collateralized loan obligation ("CLO") or collateralized bond obligation ("CBO") if it holds only loans or bonds, respectively. Investors bear the credit risk of the collateral. Multiple tranches of securities are issued by the CDO, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of credit risk. If there are defaults or the CDO's collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Senior and mezzanine tranches are typically rated, with the former receiving ratings of A to AAA/Aaa and the latter receiving ratings of B to BBB/Baa. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.

Lower Rated Securities. (Balanced Fund only) The Fund may invest up 20% of its assets invested in fixed income securities in higher yielding (and therefore higher risk) debt securities such as those rated Ba by Moody's or BB by Standard & Poor's or Fitch, or as low as those rated B by a Rating Agency (commonly referred to as "high yield" or "junk" bonds). Such securities, though higher yielding, are characterized by risk. See "Appendix" for a general description of the Rating Agencies' ratings. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value of risk of these securities. The Fund will rely on Dreyfus' judgment, analysis and experience in evaluating the creditworthiness or an issuer.

Investors should be aware that the market values of many of these securities tend to be more sensitive to economic conditions than are higher rated securities. These securities generally are considered by the Rating Agencies to be predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

Companies that issue certain of these securities often are highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risk associated with acquiring the securities of such issuers generally is greater than is the case with higher rated securities. For example, during an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of these securities may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to service its debt obligations also may be affected adversely by specific corporate developments, or the issuer's inability to meet specific projected business forecasts, or the unavailability of additional financing. The risk of loss because of default by issuer is significantly greater for the holders of these securities because such securities generally are unsecured and often are subordinated to other creditors of the issuer.

Because there is no established retail secondary market for many of these securities, the Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these securities does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and the Fund's ability to dispose of particular issues when necessary to meet liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness or the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio and calculating its net asset value ("NAV"). Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, judgment may play a greater role in valuation because less reliable, objective data may be available.

These securities may be particularly susceptible to economic downturns. An economic recession could adversely affect the ability of the issuers of lower rated securities to repay principal and pay interest thereon, which would increase the incidence of default for such securities. It is likely that any economic recession also would disrupt severely the market for such securities and have an adverse impact on their value.

The Fund may acquire these securities during an initial offering. Such securities may involve special risks because they are new issues. The Fund has no arrangement with any persons concerning the acquisition of such securities, and the Manager will review carefully the credit and other characteristics pertinent to such new issues.

Fixed-Income Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds invests in fixed-income securities. In periods of declining interest rates, a Fund's yield (its income from portfolio investments over a stated period of time) may tend to be higher than prevailing market rates, and in periods of rising interest rates, a Fund's yield may tend to be lower than prevailing interest rates. Also, in periods of falling interest rates, the inflow of net new money to a Fund from the continuous sale of its shares will likely be invested in portfolio instruments producing lower yields than the balance of a Fund's portfolio, thereby reducing the yield of the Fund. In periods of rising interest rates, the opposite can be true. The NAV of a Fund investing in fixed-income securities also may change as general levels of interest rates fluctuate. When interest rates increase, the value of a portfolio of fixed-income securities can be expected to decline. Conversely, when interest rates decline, the value of a portfolio of fixed-income securities can be expected to increase.

Variable Amount Master Demand Notes. (S&P 500 Index Fund, Bond Index Fund, Balanced Fund, and Limited Term Income Fund). Each of these Funds may invest in variable amount master demand notes. Variable amount master demand notes are unsecured obligations that are redeemable upon demand and are typically unrated. These instruments are issued pursuant to written agreements between their issuers and holders. The agreements permit the holders to increase (subject to an agreed maximum) and the holders and issuers to decrease the principal amount of the notes, and specify that the rate of interest payable on the principal fluctuates according to an agreed-upon formula. If an issuer of a variable amount master demand note were to default on its payment obligations, a Fund might be unable to dispose of the note because of the absence of a secondary market and might, for this or other reasons, suffer a loss to the extent of the default. The Funds will only invest in variable amount master demand notes issued by entities that the Manager considers creditworthy.

Floating Rate Securities. (Balanced Fund, Bond Index Fund and Limited Term Income Fund). Each of these Funds may invest in floating rate securities. A floating rate security provides for the automatic adjustment of its interest whenever a specified interest rate changes. Interest rates on these securities are ordinarily tied to, and are a percentage of, a widely recognized interest rate, such as the yield on 90-day U.S. Treasury bills or the prime rate of a specified bank. These rates may change as often as twice daily. Generally, changes in interest rates will have a smaller effect on the market value of floating rate securities than on the market value of comparable fixed-income obligations. Thus, investing in variable and floating rate securities generally allows less opportunity for capital appreciation and depreciation than investing in comparable fixed-income securities.

Initial Public Offerings ("IPOs"). (Balanced Fund, Disciplined Stock Fund, Large Company Stock Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund). Each of these Funds may invest in stock issued in an IPO, a corporation's first offering of stock to the public. Shares are given a market value reflecting expectations for the corporation's future growth. Special rules of the Financial Industry Regulatory Authority ("FINRA") apply to the distribution of IPOs. Corporations offering IPOs generally have a limited operating history and may involve greater risk.

Investment Companies. (All Funds) Each Fund may invest in securities issued by registered and unregistered investment companies, including exchange-traded funds described below. Under the 1940 Act, a Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Fund bears directly in connection with its own operations. Each Fund also may invest its uninvested cash reserves or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program, in shares of one or more money market funds advised by the Manager. Such investments will not be subject to the limitations described above "Loans of Fund Securities."

Exchange-Traded Funds. (All Funds) Each of the Funds may invest in shares of exchange-traded funds (collectively, "ETFs"), which are designed to provide investment results corresponding to a securities index. These may include Standard & Poor's Depository Receipts ("SPDRs"), DIAMONDS, Nasdaq-100 Index Tracking Stock (also referred to as "Nasdaq 100

Shares") and iShares exchange-traded funds ("iShares"), such as iShares Russell 2000 Growth Index Fund. ETFs usually are units of beneficial interest in an investment trust or represent undivided ownership interests in a portfolio of securities, in each case with respect to a portfolio of all or substantially all of the component securities of, and in substantially the same weighting as, the relevant benchmark index. The benchmark indices of SPDRs, DIAMONDS and Nasdaq-100 Shares are the Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average and the Nasdaq-100 Index, respectively. The benchmark index for iShares varies, generally corresponding to the name of the particular iShares fund. ETFs are designed to provide investment results that generally correspond to the price and yield performance of the component securities of the benchmark index. ETFs are listed on an exchange and trade in the secondary market on a per-share basis.

Investment Techniques

The following information regarding the investment techniques a Fund may engage in supplements (as noted) and should be read in conjunction with the relevant Fund's Prospectus. A Fund might not use, or may not have the ability to use, any of these strategies and there can be no assurance that any strategy that is used will succeed.

Loans of Fund Securities. (All Funds) Each Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Manager to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by the Manager, repurchase agreements or other high quality instruments with short maturities.

When-Issued Securities and Delayed Delivery Transactions. (S&P 500 Index Fund, Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, and Small Cap Value Fund) New issues of U.S. Treasury and

Government securities are often offered on a when-issued basis. This means that delivery and payment for the securities normally will take place in the future after the date the buyer commits to purchase them. The payment obligation and the interest rate that will be received on securities purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Each Fund will make commitments to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities or dispose of the commitment before the settlement date if it is deemed advisable as a matter of investment strategy. A Fund will segregate permissible assets at least equal at all times to the amount of the Fund's when-issued and delayed-delivery purchase commitments.

Securities purchased on a when-issued basis and the securities held by the Fund are subject to changes in market value based upon the public's perception of changes in the level of interest rates. Generally, the value of such securities will fluctuate inversely to changes in interest rates -- i.e., they will appreciate in value when interest rates decline and decrease in value when interest rates rise. Therefore, if in order to achieve higher interest income the Fund remains substantially fully invested at the same time that it has purchased securities on a when-issued basis, there will be a greater possibility of fluctuation in the Fund's NAV.

When payment for when-issued securities is due, the Fund will meet its obligations from then-available cash flow, the sale of segregated securities, the sale of other securities, and/or although it would not normally expect to do so, from the sale of the when-issued securities themselves (which may have a market value greater or less than the Fund's payment obligation). The sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains, which are subject to federal income taxes.

To secure advantageous prices or yields, a Fund may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement periods, but no payment or delivery is made by the Fund prior to the actual delivery or payment by the other party to the transaction. The purchase of securities on a delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction.

Borrowing Money. (All Funds) Each Fund is permitted to borrow in an amount up to 33-1/3% of the value of its total assets. Each Fund is authorized currently, within specified limits, to borrow money for temporary administrative purposes and to pledge its assets in connection with such borrowings.

Short-Selling. (Balanced Fund only) In these transactions, the Fund sells a security it does not own in anticipation of a decline in the market value of the security. The Fund may make short-sales to hedge positions, for duration and risk management, to maintain portfolio flexibility or to enhance returns. To complete a short-sale transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively. The Fund also may make short sales "against the box," in which the Fund enters into a short sale of a security it owns or has the immediate and unconditional right to acquire at no additional cost at the time of sale.

Securities will not be sold short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets.

At no time will more than 15% of the value of the Fund's net assets be in deposits on short sales against the box.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) segregate permissible liquid assets in an amount that, together with the amount provided as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

Forward Roll Transactions. (Bond Index Fund, Balanced Fund and Limited Term Income Fund) To enhance current income, each of these Funds may enter into forward roll transactions with respect to Ginnie Maes and other mortgage-related securities. In a forward roll transaction, the Fund sells a mortgage-related security to a financial institution, such as a bank or broker-dealer, and simultaneously agrees to repurchase a similar security from the institution at a later date at an agreed upon price. The securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools of mortgages with different prepayment histories than those sold. During the period between the sale and repurchase, the Fund will not be entitled to receive interest and principal payments on the securities sold. Proceeds of the sale will be invested in short-term instruments, particularly repurchase agreements, and the income from these instruments, together with any additional fee income received on the sale, will generate income for the Fund exceeding the yield on the securities sold. Forward roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the purchase price of those securities. The Fund will segregate permissible liquid assets at least equal to the amount of the repurchase price (including accrued interest).

Reverse Repurchase Agreements. (S&P 500 Index Fund, Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, and Small Cap Value Fund). Each of these Funds may enter into reverse repurchase agreements to meet redemption requests where the liquidation of Fund securities is deemed by the Manager to be disadvantageous. Under a reverse repurchase agreement, the Fund: (1) transfers possession of Fund securities to a bank or broker-dealer in return for cash in an amount equal to a percentage of the securities' market value; and (2) agrees to repurchase the securities at a future date by repaying the cash with interest. The Fund retains record ownership of the security involved including the right to receive interest and principal payments. A Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest, in certain cases, in accordance with releases promulgated by the SEC. The SEC views reverse repurchase transactions as collateralized borrowings by the Fund. Except for these transactions, borrowings by a Fund generally will be unsecured. These transactions may increase the risk of potential fluctuations in the market value of the Fund's assets. In addition, interest costs on the cash received may exceed the return on the securities purchased.

Futures, Options and Other Derivative Instruments. (S&P 500 Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, Small Cap Value Fund, Tax Managed Growth Fund, and to a limited extent, Bond Index Fund). Each of these Funds may purchase and sell various financial instruments ("Derivative Instruments"), including financial futures contracts (such as index futures contracts) and options (such as options on U.S. and foreign securities or indices of such securities). The index a Fund may use may be based on indices of U.S. or foreign equity securities. These Derivative Instruments may be used, for example, to preserve a return or spread or to facilitate or substitute for the sale or purchase of securities.

Hedging strategies can be broadly categorized as "short hedges" and "long hedges." A short hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential declines in the value of one or more investments held in the Fund's portfolio. Thus, in a short hedge the Fund takes a position in a Derivative Instrument whose price is expected to move in the opposite direction of the price of the investment being hedged.

Conversely, a long hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential increases in the acquisition cost of one or more investments that a Fund intends to acquire. Thus, in a long hedge the Fund takes a position in a Derivative Instrument whose price is expected to move in the same direction as the price of the prospective investment being hedged. A long hedge is sometimes referred to as an anticipatory hedge. In an anticipatory hedge transaction, the Fund does not own a corresponding security and, therefore, the transaction does not relate to a security the Fund owns. Rather, it relates to a security that the Fund intends to acquire. If a Fund does not complete the hedge by purchasing the security it anticipated purchasing, the effect on the Fund's portfolio is the same as if the transaction were entered into for speculative purposes.

Derivative Instruments on securities generally are used to hedge against price movements in one or more particular securities positions that the Fund owns or intends to acquire. Derivative Instruments on indices, in contrast, generally are used to attempt to hedge against price movements in market sectors in which the Fund has invested or expects to invest.

The use of Derivative Instruments is subject to applicable regulations of the SEC, the several options and futures exchanges upon which they are traded, the Commodity Futures Trading Commission ("CFTC") and various state regulatory authorities. In addition, a Fund's ability to use Derivative Instruments will be limited by tax considerations. See "Dividends, Other Distributions and Taxes."

In addition to the instruments, strategies and risks described below and in the relevant Fund Prospectus, the Manager expects to discover additional opportunities in connection with other Derivative Instruments. These new opportunities may become available as the Manager develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new techniques are developed. The Manager (or Sub-Adviser, if applicable) may utilize these opportunities to the extent that they are consistent with the Fund's investment objective, and permitted by the Fund's investment policies and applicable regulatory authorities.

Special Risks. The use of Derivative Instruments involves special considerations and risks, certain of which are described below. Risks pertaining to particular Derivative Instruments are described in the sections that follow.

Successful use of most Derivative Instruments depends upon the ability of the Manager (or Sub-Adviser, if applicable) not only to forecast the direction of price fluctuations of the investment involved in the transaction, but also to predict movements of the overall securities and interest rate markets, which requires different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular strategy will succeed.

There might be imperfect correlation, or even no correlation, between price movements of a Derivative Instrument and price movements of the investments being hedged. For example, if the value of a Derivative Instrument used in a short hedge increased by less than the decline in value of the hedged investment, the hedge would not be fully successful. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which Derivative Instruments are traded. The effectiveness of hedges using Derivative Instruments on indices will depend on the degree of correlation between price movements in the index and price movements in the securities being hedged.

Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match the Fund's current or anticipated investments exactly. Each Fund may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which it typically invests, which involves a risk that the options or futures position will not track the performance of the Fund's other investments.

Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match the Fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. Each Fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in the Fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments.

If successful, the above-discussed strategies can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements. However, such strategies can also reduce opportunity for gain by offsetting the positive effect of favorable price movements. For example, if a Fund entered into a short hedge because the Manager (or Sub-Adviser, if applicable) projected a decline in the price of a security in the Fund's portfolio, and the price of that security increased instead, the gain from that increase might be wholly or partially offset by a decline in the price of the Derivative Instrument. Moreover, if the price of the Derivative Instrument declined by more than the increase in the price of the security, the Fund could suffer a loss. In either such case, the Fund would have been in a better position had it not attempted to hedge at all.

As described below, the Fund might be required to maintain assets as "cover," segregate assets or make margin payments when it takes positions in Derivative Instruments involving obligations to third parties (i.e., Derivative Instruments other than purchased options). If the Fund were unable to close out its positions in such Derivative Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair the Fund's ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. A Fund's ability to close out a position in a Derivative Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction ("counterparty") to enter into a transaction closing out the position. Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the Fund.

The purchase and sale of Derivative Instruments could result in a loss if the counterparty to the transaction does not perform as expected and may increase portfolio turnover rates, which results in correspondingly greater commission expenses and transaction costs, and may result in certain tax consequences.

Some Derivatives the Funds may use may involve leverage (e.g., an instrument linked to the value of a securities index may return income calculated as a multiple of the price movement of the underlying index). This economic leverage could increase the volatility of these instruments as they may increase or decrease in value more quickly than the underlying security, index, futures contract, currency or other economic variable. Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate permissible liquid assets, or engage in other measures approved by the SEC or its staff, to "cover" the Fund's obligations relating to its transactions in derivatives. For example, in the case of futures contracts or forward contracts that are not contractually required to cash settle, the Fund must set aside liquid assets equal to such contracts' full notional value (generally, the total numerical value of the asset underlying a future or forward contract at the time of valuation) while the positions are open. With respect to futures contracts or forward contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligation (i.e., the Fund's daily net liability) under the contracts, if any, rather than such contracts' full notional value. By setting aside assets equal to only its net obligations under cash-settled futures and forward contracts, the Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

Segregated assets cannot be sold while the position in the corresponding Derivative Instrument is open, unless they are replaced with other appropriate assets. As a result, the segregation of a large portion of the Fund's assets could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

Neither the Company nor any Fund will be a commodity pool. The Company has filed notice with the Commodity Futures Trading Commission and National Futures Association of its eligibility, as a registered investment company, for an exclusion from the definition of commodity pool operator and that neither the Company nor any Fund is subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Options. A call option gives the purchaser the right to buy, and obligates the writer to sell, the underlying investment at the agreed upon exercise price during the option period. A put option gives the purchaser the right to sell, and obligates the writer to buy, the underlying investment at the agreed upon exercise price during the option period. A purchaser of an option pays an amount, known as the premium, to the option writer in exchange for rights under the option contract.

Options on indices are similar to options on securities except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities.

The purchase of call options can serve as a long hedge, and the purchase of put options can serve as a short hedge. Writing put or call options can enable the Fund to enhance income or yield by reason of the premiums paid by the purchasers of such options. However, if the market price of the security or other instrument underlying a put option declines to less than the exercise price on the option, minus the premium received, the Fund would expect to suffer a loss.

Writing call options can also serve as a limited short hedge because declines in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the investment appreciates to a price higher than the exercise price of the call option, it can be expected that the option will be exercised and the Fund will be obligated to sell the investment at less than its market value.

Writing put options can serve as a limited long hedge because increases in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the investment depreciates to a price lower than the exercise price of the put option, it can be expected that the put option will be exercised and the Fund will be obligated to purchase the investment at more than its market value unless the option is closed out in an offsetting transaction.

The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the historical price volatility of the underlying investment and general market conditions. Options that expire unexercised have no value.

A Fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option; this is known as a closing purchase transaction. Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option; this is known as a closing sale transaction. Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

A Fund may purchase and sell both exchange-traded and over-the-counter ("OTC") options. Exchange-traded options in the United States are issued by a clearing organization that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between the Fund and its counterparty (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when the Fund purchases an OTC option, it relies on the counterparty from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction. The Fund will enter into only those option contracts that are listed on a national securities or commodities exchange or traded in the OTC market for which there appears to be a liquid secondary market.

A Fund will not purchase or write OTC options if, as a result of such transaction, the sum of (i) the market value of outstanding OTC options purchased by the Fund, (ii) the market value of the underlying securities covered by outstanding OTC call options written by the Fund, and (iii) the market value of all other assets of the Fund that are illiquid or are not otherwise readily marketable, would exceed 15% of the net assets of the Fund, taken at market value. However, if an OTC option is sold by the Fund to a primary U.S. Government securities dealer recognized by the Federal Reserve Bank of New York and the Fund has the unconditional contractual right to repurchase such OTC option from the dealer at a predetermined price, then the Fund will treat as illiquid such amount of the underlying securities as is equal to the repurchase price less the amount by which the option is "in-the-money" (the difference between the current market value of the underlying securities and the price at which the option can be exercised). The repurchase price with primary dealers is typically a formula price that is generally based on a multiple of the premium received for the option plus the amount by which the option is "in-the-money."

A Fund's ability to establish and close out positions in exchange-listed options depends on the existence of a liquid market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counterparty, or by a transaction in the secondary market if any such market exists. Although the Fund will enter into OTC options only with major dealers in unlisted options, there is no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counterparty, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

If a Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

A Fund may write options on securities only if it covers the transactions through: an offsetting option with respect to the security underlying the option it has written, exercisable by it at a more favorable price; ownership of (in the case of a call) or a short position in (in the case of a put) the underlying security; or segregation of permissible liquid assets sufficient to cover its exposure.

Each of the S&P 500 Index Fund, Midcap Stock Fund, and Small Cap Value Fund will not purchase put or call options that are traded on a national stock exchange in an amount exceeding 5% of its net assets. Bond Index Fund is limited to purchasing U.S. Treasury options and will not purchase such options if the aggregate amount of such options and its outstanding obligations under U.S. Treasury futures and options on U.S. Treasury futures exceeds 5% of its assets. In addition, the Tax Managed Growth Fund will not write (i.e., sell) covered call option contracts with respect to specific securities in an amount exceeding 20% of the value of its net assets at the time such option contracts are written.

Futures Contracts and Options on Futures Contracts. When a Fund purchases a futures contract, it incurs an obligation to take delivery of a specified amount of the obligation underlying the futures contract at a specified time in the future for a specified price. When a Fund sells a futures contract, it incurs an obligation to deliver a specified amount of the obligation underlying the futures contract at a specified time in the future for an agreed upon price. With respect to index futures, no physical transfer of the securities underlying the index is made. Rather, the parties settle by exchanging in cash an amount based on the difference between the contract price and the closing value of the index on the settlement date.

When a Fund writes an option on a futures contract, it becomes obligated, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during the term of the option. If the Fund has written a call, it assumes a short futures position. If the Fund has written a put, it assumes a long futures position. When the Fund purchases an option on a futures contract, it acquires the right, in return for the premium it pays, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

The purchase of futures or call options on futures can serve as a long hedge, and the sale of futures or the purchase of put options on futures can serve as a short hedge. Writing call options on futures contracts can serve as a limited short hedge, using a strategy similar to that used for writing call options on securities or indices. Similarly, writing put options on futures contracts can serve as a limited long hedge.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Fund is required to deposit "initial margin" consisting of cash or U.S. Government securities in an amount generally equal to 10% or less of the contract value. Margin must also be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin on futures contracts does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to a Fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Fund may be required by an exchange to increase the level of its initial margin payment.

Subsequent "variation margin" payments are made to and from the futures broker daily as the value of the futures position varies, a process known as "marking-to-market." Variation margin does not involve borrowing, but rather represents a daily settlement of the Fund's obligations to or from a futures broker. When the Fund purchases an option on a future, the premium paid plus transaction costs is all that is at risk. In contrast, when the Fund purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If the Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts and options on futures can enter into offsetting closing transactions, similar to closing transactions on options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Positions in futures and options on futures may be closed only on an exchange or board of trade that provides a secondary market. Although the Fund intends to enter into futures and options on futures only on exchanges or boards of trade where there appears to be a liquid secondary market, there can be no assurance that such a market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures or an option on a futures contract can vary from the previous day's settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If a Fund were unable to liquidate a futures or options on futures position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The Fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or permissible liquid assets.

Each of the S&P 500 Index Fund, Midcap Stock Fund and Small Cap Value Fund, and each of the Disciplined Stock Fund and Large Company Stock Fund will not enter into futures contracts to the extent that its outstanding obligations under these contracts would exceed 25% and 5%, respectively, of the Fund's total assets. Bond Index Fund is limited to entering into U.S. Treasury futures and options on U.S. Treasury futures and will not enter into futures contracts if its outstanding obligations under such futures contracts and the amount of U.S. Treasury options, in the aggregate, exceeds 5% of its assets.

The Tax Managed Growth Fund currently does not intend to enter into futures contracts.

Swap Transactions and Other Credit Derivatives. (Balanced Fund and Limited Term Income Fund) Each of these Funds may engage in swap transactions, including interest rate swaps, interest rate locks, caps, collars and floors, credit default swaps, and index swap agreements and other credit derivative products, to seek to mitigate risk, manage maturity and duration, reduce portfolio turnover, or obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument that yielded the desired return. Each of these Funds also may enter into options on swaps, sometimes called "swaptions."

Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, or in a "basket" of credit default swaps or securities representing a particular index. The "notional amount" of the swap agreement is only used as a basis upon which to calculate the obligations that the parties to a swap agreement have agreed to exchange.

Most swap agreements entered into by the Fund are cash settled and calculate the obligations of the parties to the agreement on a "net basis." Thus, the Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The Fund's current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation of permissible liquid assets of the Fund.

A swap option is a contract that gives a counterparty the right (but not the obligation) in return for payment of a premium, to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. A cash-settled option on a swap gives the purchaser the right in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swap option than it will incur when it purchases a swap option. When the Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when the Fund writes a swap option, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement.

Interest rate swaps are over-the-counter contracts in which each party agrees to make a periodic interest payment based on an index or the value of an asset in return for a periodic payment from the other party based on a different index or asset. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index rises above a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. Interest rate collars involve selling a cap and purchasing a floor or vice versa to protect the Fund against interest rate movements exceeding given minimum or maximum levels.

Each of these Funds may enter into credit default swap agreements and similar agreements, which may have as reference obligations securities that are or are not currently held by the Fund. The protection "buyer" in a credit default contract may be obligated to pay the protection "seller" an up front payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the "par value" (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally receives an up front payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. Credit default swaps and similar instruments involve greater risks than if the Fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risk.

Each of these Funds may invest in credit linked securities issued by a limited purpose trust or other vehicle that, in turn, invests in a derivative instrument or basket of derivative instruments, such as credit default swaps or interest rate swaps, to obtain exposure to certain fixed income markets or to remain fully invested when more traditional income producing securities are not available. Like an investment in a bond, an investment in these credit linked securities represents the right to receive periodic income payments (in the form of distributions) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer's receipt of payments from, and the issuer's potential obligations to, the counterparties to certain derivative instruments entered into by the issuer of the credit linked security. For example, the issuer may sell one or more credit default swaps entitling the issuer to receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation.

The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Manager is incorrect in its forecasts of default risks, market spreads or other applicable factors, or a counterparty defaults, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. In addition, it is possible that developments in the credit derivatives market, including potential government regulation, could adversely affect the Fund's ability to terminate existing swap or other credit derivative agreements or to realize amounts to be received under such agreements.

A Fund will enter into swap and other credit derivatives transactions only when the Manager believes it would be in the best interests of the Fund to do so. In addition, a Fund will enter into swap and other credit derivative agreements only with counterparties that meet certain standards of creditworthiness (generally, such counterparties would have to be eligible counterparties under the terms of the Fund's repurchase agreement guidelines).

Structured Notes. (Balanced Fund and Limited Term Income Fund) Structured notes are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an "embedded index"), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but not ordinarily below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending upon a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index or indexes or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.

Indexed and Inverse Floating Rate Securities. (Balanced Fund and Limited Term Income Fund) Each of these Funds may invest in securities that pay interest or whose principal amount payable upon maturity is based on the value of an index of interest rates. Interest and principal payable on certain securities also may be based on relative changes among particular indices. Each of these Funds also may invest in so-called "inverse floating obligations" or "residual interest bonds" on which the interest rates vary inversely with a floating rate (which may be reset periodically by a dutch auction, a remarketing agent, or by reference to a short-term tax-exempt interest rate index). Each of these Funds may purchase synthetically-created inverse floating rate bonds evidenced by custodial or trust receipts. Such securities have the effect of providing a degree of investment leverage, since they may increase or decrease in value in response to changes in market interest rates at a rate that is a multiple of the rate at which fixed-rate securities increase or decrease in response to such changes. As a result, the market values of such securities generally will be more volatile than the market values of fixed-rate securities. Investments in such obligations may be illiquid.

Custodial Receipts. (Balanced Fund and Limited Term Income Fund) Each of these Funds may purchase custodial receipts representing the right to receive certain future principal and/or interest payments on a basket of securities which underlie the custodial receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of securities deposits such securities obligations with a custodian in exchange for custodial receipts. These custodial receipts typically are sold in private placements and are designed to provide investors with pro rata ownership of a portfolio of underlying securities.

Currency Transactions. (Balanced Fund and Limited Term Income Fund) Each of these Funds may engage in currency exchange transactions as a means of managing certain risks associated with purchasing and selling securities denominated in foreign securities. Generally, the currency exchange transactions of a Fund will be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the currency exchange market. This rate under normal market conditions differs from the prevailing exchange rate in an amount generally less than 0.1% due to the cost of converting from one currency to another. Each of these Funds also may deal in forward exchanges between currencies of the different countries in which it invests as a hedge against possible variations in the exchange rates between these currencies. This is accomplished through contractual agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract.

Dealings in forward currency exchanges by a Fund are limited to hedging involving either specific transactions or aggregate portfolio positions. Transaction hedging is the purchase or sale of foreign currency with respect to specific receivables or payables of a Fund generally arising in connection with the purchase or sale of its portfolio securities. Position hedging is the sale of foreign currency with respect to portfolio security positions denominated or quoted in such currency. Neither Fund will speculate in forward currency exchanges. Each Fund may position hedge with respect to a particular currency to an extent greater than the aggregate market value (at the time of making such sale) of the securities held in its portfolio denominated or quoted in or currently convertible into that particular currency. If the Fund enters into a position hedging transaction, its custodian or sub-custodian bank will place cash or readily marketable securities in a segregated account of the Fund in an amount equal to the value of the Fund's total assets committed to the consummation of such forward contract. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will equal the amount of the Fund's commitment with respect to such contracts. Neither Fund will attempt to hedge all of its foreign portfolio positions and each will enter into such transactions only to the extent, if any, deemed appropriate by Dreyfus. Neither Fund will enter into a position hedging commitment if, as a result thereof, the Fund would have more than 15% of the value of its total assets committed to such contracts. Neither Fund will enter into a forward contract with a term of more than one year.

It may not be possible for a Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates. The cost to the Fund of engaging in currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in currency exchanges are usually conducted on a principal basis, no fees or commissions are involved.

At or before the maturity of a forward contract, the Fund may either sell a portfolio security and make delivery of the currency, or it may retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract with the same currency trader obligating it to purchase, on the same maturity date, the same amount of the currency. If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the currency. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

The use of forward currency contracts by a Fund will be limited to the transactions described above. The Funds are not required to enter into such transactions with regard to their portfolio securities, regardless of currency denomination, and neither Fund will do so unless deemed appropriate by Dreyfus. The use of forward currency contracts does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange which can be achieved at some future point in time. In addition, although forward currency contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain which might result should the value of the currency increase.

Because each Fund invests in foreign securities, each Fund will hold from time to time various foreign currencies pending its investment in foreign securities or conversion into U.S. dollars. Although a Fund values its assets daily in terms of U.S. dollars, it does not convert its holdings of foreign currencies into U.S. dollars on a daily basis. When converting foreign currencies to U.S. dollars, the Fund may incur costs of currency conversion. A foreign exchange dealer does not charge a fee for conversion, but it does realize a profit based on the difference, which is known as the spread, between the prices at which the dealer is buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to a Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

Master/Feeder Option. The Company may in the future seek to achieve a Fund's investment objective by investing all of the Fund's net investable assets in another investment company having the same investment objective and substantially the same investment policies and restrictions as those applicable to the Fund. Shareholders of the Fund will be given at least 30 days' prior notice of any such investment. Such investment would be made only if the Board of Directors determines it to be in the best interest of the Fund and its shareholders. In making that determination, the Board of Directors will consider, among other things, the benefits to shareholders and/or the opportunity to reduce costs and achieve operational efficiency. Although none of the Funds believe that the Board of Directors will approve an arrangement that is likely to result in higher costs, no assurance is given that costs will be materially reduced if this option is implemented.

Certain Investments. From time to time, to the extent consistent with its investment objective, policies and restrictions, a Fund may invest in securities of companies with which an affiliate of The Bank of New York Mellon Corporation ("BNY Mellon") has a lending relationship.

Investment Restrictions

Fundamental. The following limitations have been adopted by each Fund. These fundamental investment limitations may not be changed, as to a Fund, without the consent of: (a) 67% or more of the shares present at a meeting of shareholders of such Fund duly called if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding shares of the Fund, whichever is less. No Fund may:

1. Purchase any securities which would cause more than 25% of the value of the Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry. (For purposes of this limitation, U.S. Government securities, and state or municipal governments and their political subdivisions are not considered members of any industry. In addition, except with respect to the Small Cap Value Fund and Tax Managed Growth Fund, this limitation does not apply to investments in domestic banks, including U.S. branches of foreign banks and foreign branches of U.S. banks.)

2. Borrow money or issue senior securities as defined in the 1940 Act except that (a) the Fund may borrow money in an amount not exceeding one-third of the Fund's total assets at the time of such borrowings, and (b) the Fund may issue multiple classes of shares. The purchase or sale of futures contracts and related options shall not be considered to involve the borrowing of money or issuance of senior securities.

3. Purchase with respect to 75% of the Fund's total assets securities of any one issuer (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and securities of other investment companies) if, as a result, (a) more than 5% of the Fund's total assets would be invested in the securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

4. Make loans or lend securities, if as a result thereof more than one-third of the Fund's total assets would be subject to all such loans. For purposes of this limitation debt instruments and repurchase agreements shall not be treated as loans.

5. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by real estate, including mortgage loans, or securities of companies that engage in real estate business or invest or deal in real estate or interests therein).

6. Underwrite securities issued by any other person, except to the extent that the purchase of securities and later disposition of such securities in accordance with the Fund's investment program may be deemed an underwriting.

7. Purchase or sell commodities except that the Fund may enter into futures contracts and related options, forward currency contracts and other similar instruments.

Each Fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its investable assets in securities of a single open-end management investment company with substantially the same investment objective, policies and limitations as the Fund.

Nonfundamental. Under normal circumstances, the Disciplined Stock Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks (or other instruments with similar economic characteristics). Under normal circumstances, the Large Company Stock Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in large company securities (or other instruments with similar economic characteristics). Under normal circumstances, the Midcap Stock Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in midcap stocks (or other instruments with similar economic characteristics). Under normal circumstances, the Small Cap Value Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in small-cap stocks (or other instruments with similar economic characteristics). Small-cap stocks are those with market capitalizations ranging from $100 million to $3 billion. Under normal circumstances, the Tax Managed Growth Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks (or other instruments with similar economic characteristics) and employs a tax-managed strategy. Each of these Funds has adopted a policy to provide its shareholders with at least 60 days' prior notice of any change in its policy to so invest its assets.

Each Fund, except as noted, has adopted the following additional non-fundamental restrictions. These non-fundamental restrictions may be changed, as to a Fund, without shareholder approval, in compliance with applicable law and regulatory policy.

1. The Fund shall not sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling short. With respect to the Tax Managed Growth Fund, the Fund will not sell securities short, or purchase, sell or write puts, calls or combinations thereof, except as described in the Fund's Prospectus and this Statement of Additional Information. This policy has not been adopted by the Balanced Fund.

2. The Fund shall not purchase securities on margin, except that the Fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options shall not constitute purchasing securities on margin.

3. The Fund shall not purchase oil, gas or mineral leases. This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

4. The Fund will not purchase or retain the securities of any issuer if the officers or Directors of the Fund, its advisers, or managers, owning beneficially more than one half of

one percent of the securities of such issuer, together own beneficially more than 5% of such securities. This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

5. The Fund will not purchase securities of issuers (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof), including their predecessors, that have been in operation for less than three years, if by reason thereof, the value of the Fund's investment in such securities would exceed 5% of the Fund's total assets. For purposes of this limitation, sponsors, general partners, guarantors and originators of underlying assets may be treated as the issuer of a security. This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

6. The Fund will invest no more than 15% of the value of its net assets in illiquid securities, including repurchase agreements with remaining maturities in excess of seven days, time deposits with maturities in excess of seven days and other securities which are not readily marketable. For purposes of this limitation, illiquid securities shall not include Section 4(2) paper and securities which may be resold under Rule 144A under the Securities Act of 1933, as amended, provided that the Board of Directors, or its delegate, determines that such securities are liquid based upon the trading markets for the specific security.

7. The Fund may not invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and except to the extent otherwise permitted by the 1940 Act.

8. The Fund shall not purchase any security while borrowings representing more than 5% of the Fund's total assets are outstanding.

9. The Fund will not purchase warrants if at the time of such purchase: (a) more than 5% of the value of the Fund's assets would be invested in warrants, or (b) more than 2% of the value of the Fund's assets would be invested in warrants that are not listed on the New York or American Stock Exchange (for purposes of this limitation, warrants acquired by the Fund in units or attached to securities will be deemed to have no value). This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

10. The Fund will not purchase puts, calls, straddles, spreads and any combination thereof if by reason thereof the value of its aggregate investment in such classes of securities would exceed 5% of its total assets except that (a) this limitation shall not apply to standby commitments and (b) this limitation shall not apply to the Fund's transactions in futures contracts and options. This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

In addition, each Fund, other than the Small Cap Value Fund and Tax Managed Growth Fund, has adopted an operating policy not to invest more than 25% of the value of its total assets, at the time of such purchase, in domestic banks, including U.S. branches of foreign banks and foreign branches of U.S. banks. The Board of Directors may change this policy, as to a Fund, without shareholder approval. Notice will be given to Fund shareholders if this policy is changed by the Board of Directors.

If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction. With respect to Fundamental Investment Restriction No. 2, however, if borrowings exceed 33-1/3% of the value of a Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

If a Fund's investment objective, policies, restrictions, practices or procedures change, shareholders should consider whether the Fund remains an appropriate investment in light of the shareholder's then-current position and needs.

MANAGEMENT OF THE COMPANY AND FUNDS

The Company's Board is responsible for the management and supervision of the Funds, and approves all significant agreements with those companies that furnish services to the Funds. These companies are as follows:

The Dreyfus Corporation	Investment Adviser
Fayez Sarofim & Co.	Sub-Investment Adviser to Tax Managed Growth Fund
MBSC Securities Corporation	Distributor
Dreyfus Transfer, Inc.	Transfer Agent
Mellon Bank, N.A.	Custodian

Directors of the Company[1]

Directors of the Company, together with information as to their positions with the Company, principal occupations and other board memberships and affiliations, are shown below. Each of the Company's Directors also serves as a Trustee of The Dreyfus/Laurel Funds Trust and The Dreyfus/Laurel Tax-Free Municipal Funds (collectively, with the Company, the "Dreyfus/Laurel Funds") and Dreyfus High Yield Strategies Fund.

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[1] None of the Directors are "interested persons" of the Company, as defined in the 1940 Act.

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (64) Chairman of the Board (1999)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director* Sunair Services Corporation, a provider of certain outdoor-related services to homes and business, *Director*
James M. Fitzgibbons (73) Director (1994)	Chairman of the Board, Davidson Cotton Company (1998-2002)	Bill Barrett Company, an oil and gas exploration company, *Director*
J. Tomlinson Fort (79) Director (1987)	Retired (2005 – present) Of Counsel, Reed Smith LLP (1998-2005)	Allegheny College, *Emeritus Trustee* Pittsburgh Ballet Theatre, *Trustee* American College of Trial Lawyers, *Fellow*
Kenneth A. Himmel (61) Director (1994)	President and CEO, Related Urban Development, a real estate development company (1996-present) President and CEO, Himmel & Company, a real estate development company (1980-present) CEO, American Food Management, a restaurant company (1983-present)	None
Stephen J. Lockwood (60) Director (1994)	Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)	None
Roslyn M. Watson (58) Director (1994)	Principal, Watson Ventures, Inc., a real estate investment company (1993-present)	American Express Centurion Bank, *Director* The Hyams Foundation Inc., a Massachusetts Charitable Foundation, *Trustee* National Osteoporosis Foundation, *Trustee*

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Benaree Pratt Wiley (61) Director (1998)	Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present) President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)	Boston College, *Trustee* Blue Cross Blue Shield of Massachusetts, *Director* Commonwealth Institute, *Director* Efficacy Institute, *Director* PepsiCo African - American, *Advisory Board* The Boston Foundation, *Director* Harvard Business School Alumni Board, *Director*

Directors are elected to serve for an indefinite term. The Company has standing audit and nominating committees, each comprised of its Directors who are not "interested persons" of the Company, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Company's accounting and financial reporting processes and the audits of the Funds' financial statements and (ii) to assist in the Board's oversight of the integrity of the Funds' financial statements, the Funds' compliance with legal and regulatory requirements and the independent registered public accounting firm's qualifications, independence and performance. The Company's nominating committee, among other things, is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of each Fund and its shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Company, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor East, New York, New York 10166, which includes information regarding the recommended nominee as specified in the nominating committee charter. The Company also has a standing compensation committee comprised of Ms. Watson (Chair), Messrs. Fitzgibbons and Fort and Ms. Wiley. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. The Company also has a standing pricing committee comprised of any one Director. The function of the pricing committee is to assist in valuing the Funds' investments. The audit committee met three times during the fiscal year ended October 31, 2007. The nominating, pricing and compensation committees did not meet during the last fiscal year.

The table below indicates the dollar range of each Director's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2007.

	Joseph S. DiMartino	James M. Fitzgibbons	J. Tomlinson Fort	Kenneth A. Himmel	Stephen J. Lockwood	Roslyn M. Watson	Benaree Pratt Wiley
S&P 500 Index Fund							
Bond Index Fund							
Balanced Fund							
Disciplined Stock Fund							
Large Company Stock Fund							
Limited Term Income Fund							
Midcap Stock Fund							
Small Cap Value Fund							
Tax Managed Growth Fund							
Aggregate Holdings of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member							

As of December 31, 2007, none of the Directors or their immediate family members owned securities of the Manager, the Sub-Adviser, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager, the Sub-Adviser, or the Distributor.

Officers of the Company

J. DAVID OFFICER, President since December 2006. Chief Operating Officer, Vice Chair and a director of Dreyfus, and an officer of 81 investment companies (comprised of 163 portfolios) managed by Dreyfus. He is 59 years old, and has been an employee of Dreyfus since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007. Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of BNY Mellon, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005. Associate General Counsel of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005. Associate General Counsel and Secretary of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005. Associate General Counsel of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. She is 52 years old and has been and employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005. Associate General Counsel of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005. Associate General Counsel of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. She is 45 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005. Associate General Counsel of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 44 years old has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005. Associate General Counsel of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 55 years old has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005. Associate General Counsel of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since October 1990.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director – Mutual Fund Accounting of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since April 1985.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2005</u>. Tax Manager of the Investment Accounting and Support Department of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1991.

ROBERT S. ROBOL, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Money Market and Municipal Bond Funds of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1988.

ROBERT SALVIOLO, <u>Assistant Treasurer since July 2007</u>. Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 82 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since November 1990.

WILLIAM G. GERMENIS, <u>Anti-Money Laundering Compliance Officer since July 2002</u>. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 78 investment companies (comprised of 176 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since October 2004</u>. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was First Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third party mutual fund clients. He is 50 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Director and officer of the Company is 200 Park Avenue, New York, New York 10166.

The Company's Directors and officers, as a group, owned less than 1% of each Fund's voting securities outstanding on February __, 2008. See "Information About the Company and Funds" for a list of shareholders known by the Company to own of record 5% or more of a Fund's outstanding voting securities as of February __, 2008.

No officer or employee of the Manager or the Distributor (or of any parent, subsidiary or affiliate thereof) receives any compensation from the Company for serving as an officer or Director of the Company. The Dreyfus/Laurel Funds pay each Director/Trustee who is not an "interested person" of the Company (as defined in the 1940 Act) $45,000 per annum, plus $6,000 per joint Dreyfus/Laurel Funds Board meeting attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone. The Dreyfus/Laurel Funds also reimburse each Director/Trustee who is not an "interested person" of the Company (as defined in the 1940 Act) for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund.

In addition, the Company currently has one Emeritus Board member who is entitled to receive an annual retainer and a per meeting fee of one-half the amount paid to them as a Board member.

The aggregate amounts of fees and expenses received by each current Director from the Company for the fiscal year ended October 31, 2007, and the amount paid to each Director by all funds in the Dreyfus Family of Funds for which such person was a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) during the year ended December 31, 2007, were as follows:

Name of Director	Aggregate Compensation From the Company*	Total Compensation From the Company and Fund Complex Paid to Director(**)
Joseph S. DiMartino	$	$
James Fitzgibbons	$	$
J. Tomlinson Fort	$	$

* Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are paid directly by the Manager to the non-interested Directors. Amount does not include the cost of office space, secretarial services and health benefits for the Chairman and expenses reimbursed to Board members for attending Board meetings, which in the aggregate amounted to $5,305 for the Company.

** Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Funds, for which the Directors served.

Kenneth A. Himmel	$	$
Stephen J. Lockwood	$	$
Roslyn M. Watson	$	$
Benaree Pratt Wiley	$	$

MANAGEMENT ARRANGEMENTS

The following information supplements and should be read in conjunction with the sections in the relevant Fund's Prospectus entitled "Expenses" and "Management."

Investment Adviser. Dreyfus is a wholly-owned subsidiary of BNY Mellon, a global financial services company focused on helping clients move and manage their financial assets, operating in 37 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team.

Management Agreement. Dreyfus serves as investment adviser for each Fund pursuant to an Investment Management Agreement (the "Management Agreement") between Dreyfus and the Company, subject to the overall authority of the Board of Directors in accordance with Maryland law. Pursuant to the Management Agreement, Dreyfus provides, or arranges for one or more third parties to provide, investment advisory, administrative, custody, fund accounting and transfer agency services to the Fund. As investment adviser, Dreyfus manages each Fund by making investment decisions based on the Fund's investment objective, policies and restrictions. As to each Fund, the Management Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Fund, provided that in either event the continuance also is approved by a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company or Dreyfus, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Fund, the Management Agreement is terminable without penalty, on 60 days' notice, by the Company's Board, by vote of the holders of a majority of such Fund's shares, or by Dreyfus. The Management Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of the Dreyfus: Jonathan Little, Chair of the Board; Thomas F. Eggers, President, Chief Executive Officer and a director; Jonathan Baum, Vice Chair-Distribution and a director; J. Charles Cardona, Vice Chair and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Jill Gill, Vice President-Human Resources; Anthony Mayo, Vice President-Information Systems; Theodore A. Schachar, Vice President-Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary

Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III and Scott E. Wennerholm, directors.

Dreyfus maintains office facilities on behalf of each Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to each Fund. Dreyfus may pay the Distributor for shareholder services from Dreyfus' own assets, including past profits, but not including the management fee paid by the Funds. The Distributor may use part or all of such payments to pay certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") in respect of these services. Dreyfus also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate. With respect to Tax Managed Growth Fund, Sarofim & Co., using its own assets, including past profits, but not including the sub-investment advisory fee paid by Dreyfus, reimburses Dreyfus for a portion of any advertising and promotional expenditures made from the Dreyfus' own resources.

Sub-Investment Adviser. With respect to the Tax Managed Growth Fund, Dreyfus has entered into a Sub-Investment Advisory Agreement with Sarofim & Co. (the "Sub-Advisory Agreement"). Sarofim & Co., located at Two Houston Center, Suite 2907, Houston, Texas 77010, is a registered investment adviser formed in 1958. As of December 31, 2007, Sarofim & Co. managed approximately $____ billion in assets for numerous discretionary accounts and provided investment advisory services to 5 other registered investment companies having aggregate assets of approximately $____ billion. Sarofim & Co., subject to the supervision and approval of Dreyfus, provides investment advisory assistance and day-to-day management of the Tax Managed Growth Fund's investments as well as investment research and statistical information, pursuant to the Sub-Advisory Agreement, subject to the overall authority of the Board in accordance with Maryland law. The Sub-Advisory Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Tax Managed Growth Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company or Sarofim & Co., by vote cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement is terminable without penalty (i) by Dreyfus on 60 days' notice, (ii) by the Company's Board or by vote of the holders of a majority of the Fund's outstanding voting securities on 60 days' notice, or (iii) by Sarofim & Co. upon not less than 90 days' notice. The Sub-Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of Sarofim & Co.: Fayez S. Sarofim, Chairman of the Board and President; Raye G. White, Executive Vice President, Secretary, Treasurer and a director; Charles E. Sheedy and Ralph B. Thomas, Senior Vice Presidents; and Satish K. Gupta, Alice M. Youngblood, Christopher B. Sarofim, Mary L. Porter, Catherine P. Crain, David L. Pesikoff, Reynaldo Reza, Elizabeth S. Robison, Manisha A. Thakor and William G. Lee, Jr., Vice Presidents; and Robert M. Hopson, Vice President and Assistant Secretary.

Portfolio Management. Dreyfus manages each Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Company's Board.

Sarofim & Co. provides day-to-day management of the investments of the Tax Managed Growth Fund, subject to the supervision of Dreyfus and the Company's Board. Dreyfus (or the Sub-Adviser, if applicable) is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Board to execute purchases and sales of securities. Dreyfus uses a passive investment management approach to manage the portfolios of the S&P 500 Index Fund and Bond Index Fund, attempting to duplicate the performance of the Fund's respective benchmark index through the use of statistical procedures. The portfolio managers of the Funds are as follows:

Fund	Portfolio Manager
Disciplined Stock Fund	Sean P. Fitzgibbon
	Jeffrey D. McGrew
Balanced Fund	John B. Jares
	Evan Rothschild
	Catherine A. Powers
	Christopher M. Pellegrino
Large Company Stock Fund	Sean P. Fitzgibbon
	Jeffrey D. McGrew
Limited Term Income Fund	Christopher M. Pellegrino
	Catherine A. Powers
Midcap Stock Fund	Oliver Buckley
	Michael Dunn
	Patrick M. Slattery
Small Cap Value Fund	Ronald P. Gala
	Adam T. Logan
Tax Managed Growth Fund	Fayez S. Sarofim
	Charles E. Sheedy
	Christopher B. Sarofim
	Catherine P. Crain
S&P 500 Index Fund	Thomas J. Durante
Bond Index Fund	Laurie A. Carroll
	Nancy Rogers

Messrs. Fitzgibbon, McGrew, Jares and Rothschild are employed by Dreyfus and The Boston Company Asset Management, LLC ("TBCAM"). Mses. Powers, Carroll and Rogers and Mr. Pellegrino are employed by Dreyfus and Standish Mellon Asset Management Company LLC ("Standish"). Messrs. Gala, Logan and Durante are employed by Dreyfus and Mellon Equity Associates, LLP ("MEA"). Messrs. Buckley, Dunn and Slattery are employed by Dreyfus and Franklin Portfolio Associates, LLC ("Franklin Portfolio"). TBCAM, Standish, MEA and

Franklin Portfolio are subsidiaries of BNY Mellon and affiliates of Dreyfus. Messrs. Sarofim, Sheedy and Sarofim and Ms. Crain are employed by Sarofim & Co.

Dreyfus and Sarofim & Co. each maintain research departments with professional portfolio managers and securities analysts who provide research services for the Funds and for other funds advised by Dreyfus or Sarofim & Co.

BNY Mellon and its affiliates may have deposit, loan and commercial banking or other relationships with the issuers of securities purchased by a Fund. Dreyfus has informed the Company that in making its investment decisions it does not obtain or use material inside information that BNY Mellon or its affiliates may possess with respect to such issuers.

The Company, the Manager, the Sub-Adviser, and the Distributor each have adopted a Code of Ethics that permits its personnel, subject to such respective Code of Ethics, to invest in securities, including securities that may be purchased or held by a Fund. The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager. In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Manager's Code of Ethics and also are subject to the oversight of BNY Mellon's Investment Ethics Committee (the "Committee"). Portfolio managers and other investment personnel who comply with the preclearance and disclosure procedures of the Manager's Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Portfolio Manager Compensation (Disciplined Stock Fund, Large Company Stock Fund and equity portion of the Balanced Fund). The portfolio managers' cash compensation is comprised primarily of a market-based salary and incentive compensation plans (annual and long term incentive). The portfolio managers are compensated by TBCAM and not by the Fund. Funding for the TBCAM Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall TBCAM profitability. Therefore, all bonus awards are based initially on TBCAM's financial performance. The portfolio managers are eligible to receive annual cash bonus awards from the Annual Incentive Plan. Annual incentive opportunities are pre-established for each individual, expressed as a percentage of base salary ("target awards"). Annual awards are determined by applying multiples to this target award and are capped at a maximum range of incentive opportunity for the job category. Awards are 100% discretionary and regardless of performance will be subject to pool funding availability. Awards are paid in cash on an annual basis. A significant portion of the target opportunity awarded is based upon the one-year and three-year (weighted more heavily) pre-tax performance of the portfolio manager's accounts relative to the performance of the appropriate Lipper and Callan peer groups. Other factors considered in determining the award are individual qualitative performance and the asset size and revenue growth of the products managed.

For research analysts and other investment professionals, awards are distributed to the respective product teams (in the aggregate) based upon product performance relative to

TBCAM-wide performance measured on the same basis as described above. Further allocations are made to specific team members by the product portfolio manager based upon sector contribution and other qualitative factors.

All portfolio managers and analysts are also eligible to participate in the TBCAM Long Term Incentive Plan. This plan provides for an annual award, payable in cash after a three-year cliff vesting period. The value of the award increases during the vesting period based upon the growth in TBCAM's net income.

Portfolio Manager Compensation (Limited Term Income Fund, Bond Index Fund and fixed income portion of the Balanced Fund). The portfolio manager's cash compensation is comprised primarily of a market-based salary and an incentive compensation plan (annual and long term incentive). The portfolio managers are compensated by Standish and not by Dreyfus or the Fund. Funding for the Standish Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall company profitability. Therefore, all bonus awards are based initially on Company performance. The investment professionals are eligible to receive annual cash bonus awards from the incentive compensation plan. Annual awards are granted in March, for the prior calendar year. Individual awards for investment professionals are discretionary, based on product performance relative to both benchmarks and peer comparisons and goals established at the beginning of each calendar year. Goals are to a substantial degree based on investment performance, including performance for one and three year periods. Also considered in determining individual awards are team participation and general contributions to Standish.

All portfolio managers are also eligible to participate in the Standish Long Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of Standish (capped at 20% per year). Management has discretion with respect to actual participation.

Portfolio managers whose compensation exceeds certain levels may elect to defer portions of their base salaries and/or incentive compensation pursuant to BNY Mellon's elective deferred compensation plan.

Portfolio Manager Compensation (Tax Managed Growth Fund). The portfolio managers are compensated through (i) payment of a fixed annual salary and discretionary annual bonuses and (ii) the possible issuance of stock options and incentive stock options. The fixed annual salary amounts and the discretionary annual bonus amounts constitute the largest component of the portfolio manager's compensation, and these amounts are determined annually through a comprehensive review process pursuant to which executive officers and the members of Sarofim & Co.'s Board of Directors review and consider the accomplishments and development of each portfolio manager, especially with respect to those client accounts involving the portfolio manager. A lesser component of the portfolio manager's compensation results from the possible issuance of stock options and incentive stock options. Portfolio managers are sometimes granted stock options and incentive stock options to acquire shares of the capital stock of The Sarofim Group, Inc., the ultimate corporate parent of Sarofim & Co. The decisions as to whether to issue such options and to whom the options are to be issued are made in conjunction with the annual salary and bonus review process, and the options are issued pursuant to a stock option plan adopted by The Sarofim Group, Inc. The options are not based on the particular performance or asset value of any particular client account or of all client accounts as a group, but rather the performance and accomplishments of the individual to whom the option is to be granted. There are various aspects of the review process that are designed to provide objectivity, but, in the final analysis, the evaluation is a subjective one that is based upon a collective overall assessment. There are, however, no specified formulas or benchmarks tied to the particular performance or asset value of any particular client account or of all client accounts as a group.

Portfolio Manager Compensation (S&P 500 Index Fund and Small Cap Value Fund). The portfolio manager's cash compensation is comprised primarily of a market-based salary and an incentive compensation plan (annual and long term incentive). Funding for the MEA Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall company profitability. Therefore, all bonus awards are based initially on Company performance. The investment professionals are eligible to receive annual cash bonus awards from the incentive compensation plan. Annual awards are granted in March for the prior calendar year. Individual awards for investment professionals are discretionary, based on product performance, goals established at the beginning of each calendar year and a subjective evaluation of the portfolio manager's contribution to the overall investment process. Also considered in determining individual awards are team participation and general contributions to MEA.

All portfolio managers are also eligible to participate in the MEA Long Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of MEA (capped at 20% per year). Management has discretion with respect to actual participation and award size.

Portfolio managers whose compensation exceeds certain levels may elect to defer portions of their base salaries and/or incentive compensation pursuant to BNY Mellon's elective deferred compensation plan.

Portfolio Manager Compensation (Midcap Stock Fund). Portfolio manager compensation is comprised of a market-based salary, an annual incentive plan and a long-term incentive plan. The portfolio managers are compensated by Franklin Portfolio Associates and not by the Fund. Portfolio managers are eligible to join the BNY Mellon deferred compensation program, and the BNY Mellon defined contribution pension plan, pursuant to which employer contributions are invested in BNY Mellon common stock.

Funding for the Franklin Portfolio Associates Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of Franklin Portfolio Associates' financial performance. Portfolio managers are eligible to receive annual cash bonus awards from the incentive compensation plan. Individual awards for portfolio managers are discretionary, based on product performance relative to both benchmarks and peer comparisons and goals established at the beginning of each calendar year. Goals are to a substantial degree based on investment performance, including performance for one and three year periods. Also considered in determining individual awards are team participation and general contributions to Franklin Portfolio Associates.

All portfolio managers are also eligible to participate in the Franklin Portfolio Associates Long Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of Franklin Portfolio Associates (capped at 20% per year). Management has discretion with respect to actual participation and award size.

Additional Information about Portfolio Managers. The following table lists the number and types of other accounts advised by each primary portfolio manager and assets under management in those accounts as of the end of the Fund's fiscal year:

Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed
Sean P. Fitzgibbon	8	$5,170,000,000	2	$109,000,000	18	$687,000,000 *
John B. Jares	7	$2,070,000,000	0	$0	1	$110,000,000 **
Catherine Powers	8	$1,709,135,109	1	$484,539,458	64	$7,205,466,165
Christopher Pellegrino	1	$34,471,676	2	$304,300,023	69	$2,447,462,037
Ronald P. Gala	9	$1,729,913,131	0	$0	19	$1,771,708,747
Adam T. Logan	6	$1,536,725,456	0	$0	10	$358,199,063
Fayez S. Sarofim	6	$6,430,158,230	21	$5,653,583,885	530	$19,912,331,623
Thomas J. Durante	13	$16,028,017,619	4	$269,277,515	15	$896,049,441
Laurie A. Carroll	5	$29,331,221,237	5	$4,544,609,696	62	$27,560,774,223
Patrick Slattery	8	$3,429,500	3	$637,600,000	77	$15,000,700
Oliver Buckley	16	$6,234,000	3	$637,600,000	77	$15,000,700
Michael F. Dunn	11	$3,945,800	7	$868,800,000	84	$15,650,800

None of the funds or accounts, except as otherwise noted, are subject to a performance-based advisory fee.

The dollar range of Fund shares beneficially owned by the primary portfolio manager are as follows as of the end of the Fund's fiscal year:

---

* One such account (approximately $158 million in assets) is subject to performance based fee.
** One such account (approximately $110 million in assets) is subject to performance based fee.

Portfolio Manager	Fund Name	Dollar Range of Fund Shares Beneficially Owned
Sean P. Fitzgibbon	Disciplined Stock Fund	$10,001-$50,000
	Large Company Stock Fund	None
John B. Jares	Balanced Fund	None
Catherine Powers	Balanced Fund	None
Christopher Pellegrino	Limited Term Income Fund	None
Oliver Buckley	Midcap Stock Fund	None
Michael Dunn	Midcap Stock Fund	None
Patrick M. Slattery	Midcap Stock Fund	None
Ronald P. Gala	Small Cap Value Fund	None
Adam T. Logan	Small Cap Value Fund	None
Fayez S. Sarofim	Tax Managed Growth Fund	None
Thomas J. Durante	S&P 500 Index Fund	Over $100,000
Laurie A. Carroll	Bond Index Fund	

Portfolio managers may manage multiple accounts for a diverse client base, including mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies and foundations), bank common trust accounts and wrap fee programs ("Other Accounts").

Potential conflicts of interest may arise because of Dreyfus' management of the Fund and Other Accounts. For example, conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, as Dreyfus may be perceived as causing accounts it manages to participate in an offering to increase Dreyfus' overall allocation of securities in that offering, or to increase Dreyfus' ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Dreyfus may have an incentive to allocate securities that are expected to increase in value to preferred accounts. IPOs, in particular, are frequently of very limited availability. Additionally, portfolio managers may be perceived to have a conflict of interest if there are a large number of Other Accounts, in addition to the Fund, that they are managing on behalf of Dreyfus. Dreyfus periodically reviews each portfolio manager's overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. In addition,

Dreyfus could be viewed as having a conflict of interest to the extent that Dreyfus or its affiliates and/or portfolio managers have a materially larger investment in Other Accounts than their investment in the Fund.

Other Accounts may have investment objectives, strategies and risks that differ from those of the Fund. For these or other reasons, the portfolio managers may purchase different securities for the Fund and the Other Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Other Accounts. The portfolio managers may place transactions on behalf of Other Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in another account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

Conflict of interest similar to those described above arise when portfolio managers are employed by a sub-investment adviser or are dual employees of the Manager and an affiliated entity and such portfolio managers also manage Other Accounts.

Dreyfus' goal is to provide high quality investment services to all of its clients, while meeting Dreyfus' fiduciary obligation to treat all clients fairly. Dreyfus has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Dreyfus monitors a variety of areas, including compliance with Fund guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics. Furthermore, senior investment and business personnel at Dreyfus periodically review the performance of the portfolio managers for Dreyfus-managed funds.

Expenses. Under the Management Agreement, each Fund has agreed to pay Dreyfus a monthly fee at the annual rate as follows:

Name of Fund	Fee as a Percentage of Average Daily Net Assets
S&P 500 Index Fund	.20%
Bond Index Fund	.15%
Disciplined Stock Fund	.90%
Balanced Fund	1.00%
Large Company Stock Fund	.90%
Limited Term Income Fund	.60%

Name of Fund	Fee as a Percentage of Average Daily Net Assets
Midcap Stock Fund	1.10%
Small Cap Value Fund	1.25%
Tax Managed Growth Fund	1.10%

Dreyfus pays all of the Funds' expenses, except brokerage fees, taxes, interest, fees and expenses of the non-interested Directors (including counsel fees), Rule 12b-1 fees (if applicable) and extraordinary expenses. Although Dreyfus does not pay for the fees and expenses of the Company's non-interested Directors (including counsel fees), Dreyfus is contractually required, with respect to each Fund, to reduce its investment management fee by an amount equal to the Fund's allocable share of such fees and expenses. From time to time, Dreyfus may voluntarily waive a portion of the investment management fees payable by a Fund, which would have the effect of lowering the expense ratio of the Fund and increasing return to the Fund's investors. Expenses attributable to a particular Fund are charged against the assets of that Fund; other expenses of the Company are allocated among the Funds (and classes thereof, if applicable) on the basis determined by the Board, including, but not limited to, proportionately in relation to the net assets of each Fund (or each class thereof, if applicable).

For the fiscal years ended October 31, 2005, 2006 and 2007, the management fees paid by each indicated Fund to Dreyfus were as follows:

	Management Fee Paid		
Name of Fund	2005	2006	2007
S&P 500 Index Fund	$2,843,213	$2,949,299	
Bond Index Fund	$593,589	$613,960	
Disciplined Stock Fund	$9,394,029[1]	$7,896,737[2]	

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[1] For the fiscal year ended October 31, 2005, the management fee payable by Disciplined Stock Fund to Dreyfus amounted to $10,568,283, which was reduced by $1,174,254 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $9,394,029.

[2] For the fiscal year ended October 31, 2006, the management fee payable by Disciplined Stock Fund to Dreyfus amounted to $8,584,368, which was reduced by $687,631 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $7,896,737.

Balanced Fund	$1,724,387[3]	$1,234,081[4]
Large Company Stock Fund	$762,847[5]	$655,455[6]
Limited Term Income Fund	$325,523	$254,208
Midcap Stock Fund	$2,249,672	$1,858,015
Small Cap Value Fund	$5,831,028	$9,318,287
Tax Managed Growth Fund	$2,575,586	$1,874,163[7]	$_____[8]

_____

[3] For the fiscal year ended October 31, 2005, the management fee payable by Balanced Fund to Dreyfus amounted to $1,974,813, which was reduced by $250,426 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $1,724,387.

[4] For the fiscal year ended October 31, 2006, the management fee payable by Balanced Fund to Dreyfus amounted to $1,451,860, which was reduced by $217,779 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $1,234,081.

[5] For the fiscal year ended October 31, 2005, the management fee payable by Large Company Stock Fund amounted to $858,203, which was reduced by $95,356 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $762,847.

[6] For the fiscal year ended October 31, 2006, the management fee payable by Large Company Stock Fund amounted to $737,387, which was reduced by $81,932 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $655,455.

[7] For the fiscal year ended October 31, 2006, the management fee payable by Tax Managed Growth Fund amounted to $2,001,275, which was reduced by $127,112 pursuant to an undertaking by Sarofim & Co. with respect to a portion of its sub-investment advisory fee, resulting in a net management fee of $1,874,163.

[8] For the fiscal year ended October 31, 2007, the management fee payable by Tax Managed Growth Fund amounted to $_____, which was reduced by $_____ pursuant to an undertaking by Sarofim & Co. with respect to a portion of its sub-investment advisory fee, resulting in a net management fee of $_____.

Dreyfus has agreed to pay Sarofim & Co., out of the fee Dreyfus receives from the Tax Managed Growth Fund, an annual fee of .30% of the value of the Tax Managed Growth Fund's average daily net assets, as compensation for its sub-investment advisory services to the Fund. For the fiscal years ended October 31, 2005 and 2006, Dreyfus paid Sarofim & Co. $702,085 and $545,802, respectively, pursuant to the Sub-Advisory Agreement. For the fiscal year ended October 31, 2007, the sub-investment advisory fee payable to Sarofim & Co. by Dreyfus amounted to $_____, which was reduced by $_____ pursuant to an undertaking by Sarofim & Co., resulting in a net sub-investment advisory fee of $_____. This reduction in Sarofim & Co.'s sub-investment advisory fee paid by Dreyfus was passed to the Fund and is reflected in the net management fee paid by the Fund to Dreyfus, noted above.

Distributor. The Distributor, a wholly-owned subsidiary of Dreyfus located at 200 Park Avenue, New York, New York 10166, serves as each Fund's distributor on a best efforts basis pursuant to an agreement with the Company which is renewable annually. The Distributor also acts as distributor for the other funds in the Dreyfus Family of Funds, Mellon Funds Trust and Mellon Institutional Funds. Before June 30, 2007, the Distributor was known as "Dreyfus Service Corporation."

The Distributor compensates Service Agents for selling Class A and Class T shares subject to a contingent deferred sales charge ("CDSC") and Class C shares of Dreyfus Premier Funds at the time of purchase from its own assets. The Distributor also compensated Service Agents for selling Class B shares at the time of purchase from its own assets when Dreyfus Premier Funds offered Class B shares; Dreyfus Premier Funds no longer offer Class B shares except in connection with dividend reinvestment and permitted exchanges. The proceeds of the CDSC and fees pursuant to the Company's Distribution and Service Plans (as described below), in part, are used to defray the expenses incurred by the Distributor in connection with the sale of the applicable Class of Fund shares. The Distributor also may act as a Service Agent and retain sales loads and CDSCs and Distribution Plan and Service Plan fees. For purchases of Class A shares and Class T shares subject to a CDSC, the Distributor generally will pay Service Agents on new investments made through such Service Agents a commission of up to 1% of the amount invested. The Distributor generally will pay Service Agents 1% on new investments of Class C shares made through such Service Agents, and generally paid Service Agents 4% on new investments of Class B shares made through such Service Agents, of the NAV of such shares purchased by their clients. With respect to Fund Class B shares subject to a CDSC or Distribution Plan issued to shareholders in exchange for shares originally issued by a series of The Bear Stearns Funds (the "Acquired Fund"), the proceeds of any CDSC and fees pursuant to the Distribution Plan are payable to the Acquired Fund's former distributor to defray the expenses it incurred in connection with the sale of such shares when originally issued by the Acquired Fund.

The amounts retained by the Distributor from sales loads and from CDSCs, as applicable, for the fiscal years ended October 31, 2005, 2006 and 2007, are as follows:

Name of Fund/Class	Fiscal Year Ended 2005	Fiscal Year Ended 2006	Fiscal Year Ended 2007
Balanced Fund			
Class A	$8,337	$3,277	
Class B	$155,237	$66,126	
Class C	$5,188	$840	
Class T	$44	$297	
Large Company Stock Fund			
Class A	$4,476	$5,733	
Class B	$97,480	$56,393	
Class C	$468	$116	
Class T	$43	$37	

Name of Fund/Class	Fiscal Year Ended 2005	Fiscal Year Ended 2006	Fiscal Year Ended 2007
Limited Term Income Fund			
Class A	$11,608	$280	
Class B	$50,379	$14,008	
Class C	$910	$355	
Midcap Stock Fund			
Class A	$18,216	$11,508	
Class B	$64,112	$56,405	
Class C	$2,077	$2,348	
Class T	$3,860	$1,700	
Small Cap Value Fund			
Class A	$112,803	$25,259	
Class B	$56,193	$54,358	
Class C	$14,609	$18,392	
Class T	$5,239	$216	
Tax Managed Growth Fund			
Class A	$10,434	$6,407	
Class B	$246,536	$128,818	
Class C	$6,723	$5,158	
Class T	$245	$92	

The Distributor may pay Service Agents that have entered into agreements with the Distributor a fee based on the amount invested through such dealers in Fund shares by employees participating in qualified or non-qualified employee benefit plans including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under Simplified Employee Pension Plans ("SEP-IRAs"). Generally, the Distributor may pay such Service Agents a fee of up to 1% of the amount invested through the Service Agents. The Distributor, however, may pay Service Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Service Agent for more information regarding any such fee payable to the Service Agent.

Dreyfus or the Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of a Fund or provide other services. Such payments are separate from any sales charges and/or 12b-1 fees paid by a Fund to those intermediaries. Because those payments are not made by you or a Fund, a Fund's total expense ratio will not be affected by any such payments. These additional payments may be made to Service Agents, including affiliates that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid from Dreyfus' or the Distributor's own resources to Service Agents for inclusion of a Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a Service Agent to recommend or sell shares of a Fund to you. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to a Fund.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of Dreyfus, 200 Park Avenue, New York, New York 10166, is the Company's transfer and dividend disbursing agent. Under a transfer agency agreement with the Company, the Transfer Agent arranges for the maintenance of shareholder account records for each Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee from Dreyfus pursuant to each Fund's unitary fee structure, which fee is computed on the basis of the number of shareholder accounts it maintains for each Fund during the month, and is reimbursed for certain out-of-pocket expenses.

Mellon Bank, N.A. (the "Custodian"), One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, acts as Custodian for the investments of each Fund. The Custodian has no part in determining the investment policies of a Fund or which securities are to be purchased or sold by the Funds. Under a custody agreement with the Company, the Custodian holds the Funds' securities and keeps all necessary accounts and records. For its custody services, the Custodian receives a monthly fee from Dreyfus pursuant to each Fund's unitary fee structure, which fee is based on the market value of each respective Fund's assets held in custody and receives certain securities transaction charges.

HOW TO BUY SHARES

The following information supplements and should be read in conjunction with the sections in the relevant Fund's Prospectus entitled "Shareholder Guide," "Account Policies," "Services for Fund Investors," "Instructions for Regular Accounts," and "Instructions for IRAs."

All Funds – General. Each Fund reserves the right to reject any purchase order. None of the Funds will establish an account for a "foreign financial institution", as that term is defined in Department of the Treasury rules implementing section 312 of the USA PATRIOT Act of 2001. Foreign financial institutions include: foreign banks (including foreign branches of U.S. depository institutions); foreign offices of U.S. securities broker-dealers, futures commission merchants, and mutual funds; non-U.S. entities that, if they were located in the United States, would be securities brokers-dealers, futures commission merchants or mutual funds; and non-U.S. entities engaged in the business of a currency dealer or exchanger or a money transmitter.

S&P 500 Index Fund and Disciplined Stock Fund only--General. Shares of these Funds are sold without a sales charge. You will be charged a fee if an investment check is returned unpayable. The Fund reserves the right to reject any purchase order.

With respect to the S&P 500 Index Fund, the minimum initial investment is $5,000 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs), Coverdell Education Savings Accounts and 403(b)(7) Plans with only one participant. For all other accounts, the minimum initial investment for shares of the S&P 500 Index Fund is $10,000. Subsequent investments must be at least $1,000 (or at least $100 in the case of persons who have held shares of the S&P 500 Index Fund since September 14, 1995). There is no minimum on subsequent purchases for holders of shares of the S&P 500 Index Fund in an account for a Dreyfus-sponsored Keogh Plan, IRA or 403(b)(7) Plan with only one participant which has been open since September 14, 1995.

With respect to the Disciplined Stock Fund, the minimum initial investment is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. However, the minimum initial investment for shares of the Disciplined Stock Fund is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases (only after the first year for Education Savings Accounts). For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Company's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Fund shares are offered without regard to the minimum initial investment requirements to Board members of a Fund advised by the Manager or its affiliates, including members of the Company's Board, who elect to have all or a portion of their compensation for serving in that capacity automatically allocated to the Fund.

The initial investment must be accompanied by the Account Application. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. Fund shares are offered without regard to the minimum subsequent investment requirements to shareholders purchasing fund shares through the Dreyfus Managed Assets program or through other wrap account program. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

Shares of the Disciplined Stock Fund also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the relevant Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements – Distributor," Service Agents may receive revenue sharing payments from Dreyfus or the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to a Fund. You should consult your Service Agent in this regard.

Shares of these Funds are sold on a continuous basis at the NAV per share next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund. NAV per share is determined as of the close of trading on the floor of the NYSE (usually 4:00 p.m., Eastern time), on days the NYSE is open for regular business. For purposes of determining NAV, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the NYSE. NAV per share is computed by dividing the value of the Fund's net assets (i.e., the value of its assets less liabilities) by the total number of Fund shares outstanding. For information regarding the methods employed in valuing the Funds' investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other authorized entity to receive orders on behalf of a Fund by the close of trading on the floor of the NYSE on a business day, Fund shares will be purchased at the NAV determined as of the close of trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the NAV determined as of the close of trading on the floor of the NYSE on the next business day, except where shares are purchased through a dealer as provided under "Purchases Through a Selected Dealer" below.

Bond Index Fund only – General. The Bond Index Fund offers Investor shares and BASIC shares. (Investor shares and BASIC shares of the Fund were formerly called Institutional shares and Retail shares, respectively.) Investor shares and BASIC shares are identical, except as to the services offered to, the expenses borne by, and the minimum purchase and account balance maintenance requirements of, each Class. Investor shares and BASIC shares are offered to any investor. You should consult your Service Agent to determine which Class of shares is offered by the Service Agent. You may be charged a fee if you effect transactions in Bond Index Fund shares through a Service Agent. You will be charged a fee if an investment check is returned unpayable. Unless the Fund is otherwise instructed, new purchases by existing shareholders will be in the same Class of shares that the shareholder then holds. The Fund reserves the right to reject any purchase order.

With respect to the Bond Index Fund, the minimum initial investment for BASIC shares is $10,000. The minimum initial investment for Investor shares is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the Investor shares Class of the Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments for BASIC shares must be at least $1,000 (or at least $100 in the case of persons who have held BASIC shares since August 14, 1997) and for Investor shares must be at least $100. However, the minimum initial investment for BASIC shares with respect to Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs), and 403(b)(7) Plans with only one participant is $5,000; subsequent investments for BASIC shares with respect to such accounts must be at least $1,000 (with no minimum on subsequent purchases by holders of BASIC shares in such accounts open since August 14, 1997). However, the minimum initial investment for Investor shares is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases (only after the first year for Education Savings Accounts). The initial investment must be accompanied by the Account Application. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Company's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment for Investor shares is $1,000. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment for Investor shares is $50. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

Investor shares of the Fund also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements – Distributor," Service Agents may receive revenue sharing payments from Dreyfus or the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to a Fund. You should consult your Service Agent in this regard.

BASIC shares and Investor shares of the Bond Index Fund are sold on a continuous basis at the NAV per share next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund. NAV per share is determined as of the close of trading on the floor of the NYSE (usually 4:00 p.m., Eastern time), on days the NYSE is open for regular business. For purposes of determining NAV, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the NYSE. NAV per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of Fund shares of such Class outstanding. For information regarding the methods employed in valuing the Fund's investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other authorized entity to receive orders on behalf of the Fund by the close of trading on the floor of the NYSE on a business day, Fund shares will be purchased at the NAV determined as of the close of trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the NAV determined as of the close of trading on the floor of the NYSE on the next business day, except where shares are purchased through a dealer as provided under "Purchases Through a Selected Dealer" below.

Dreyfus Premier Funds only--General. Each Dreyfus Premier Fund offers Class A, Class C, Class I and Class T (except, Limited Term Income Fund) shares. Class A shares, Class C shares and Class T shares of the Dreyfus Premier Funds may be purchased only by clients of Service Agents, including the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent. You will be charged a fee if an investment check is returned unpayable.

As of June 1, 2006 (the "Effective Date"), Class B shares of each Dreyfus Premier Fund are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Dreyfus or Founders Asset Management LLC ("Founders"), an indirect subsidiary of Dreyfus, or shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. held in an Exchange Account (as defined under "Shareholder Services—Fund Exchanges") as a result of a previous exchange of Class B shares. No new or subsequent investments, including through automatic investment plans, are allowed in Class B shares of any Dreyfus Premier Fund, except through dividend reinvestment or permitted exchanges. If you hold Class B shares and make a subsequent investment in Dreyfus Premier Fund shares, unless you specify the Class of shares you wish to purchase, such subsequent investment will be made in Class A shares and will be subject to any applicable sales load. For Class B shares outstanding on the Effective Date and Class B shares acquired upon reinvestment of dividends, all Class B share attributes, including associated CDSC schedules, conversion to Class A features and Distribution Plan and Service Plan fees, will continue in effect.

Class I shares are offered only to (i) bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold Class I shares of a Fund distributed to them by virtue of such an account or relationship, and (ii) institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for Retirement Plans and SEP-IRAs. Class I shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA. In addition, except as noted below, holders of Class I shares of a Fund who have held their shares since June 5, 2003 may continue to purchase Class I shares of the Fund for their existing accounts whether or not they would otherwise be eligible to do so. Only holders of Restricted shares of the Large Company Stock Fund may continue to purchase Class I shares of that Fund (whether or not they would otherwise be eligible to do so). Institutions effecting transactions in Class I shares of the accounts of their clients may charge their clients direct fees in connection with such transactions.

When purchasing shares of a Dreyfus Premier Fund, you must specify which Class is being purchased. Your Service Agent can help you choose the share Class that is appropriate for your investment. The decision as to which Class of shares is most beneficial to you depends on a number of factors, including the amount and the intended length of your investment in a Fund. Please refer to the relevant Fund's Prospectus for a further discussion of those factors.

In many cases, neither the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or reduced sales charge is applicable to a purchase. You or your Service Agent must notify the Distributor whenever a quantity discount or reduced sale charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount.

Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the relevant Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements – Distributor," Service Agents may receive revenue sharing payments from Dreyfus or the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to a Fund.

For Class A, C, I and T shares of a Dreyfus Premier Fund, the minimum initial investment in a Fund is $1,000. Subsequent investments must be at least $100. However, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Coverdell Education Savings Accounts, with no minimum for subsequent purchases (only after the first year for Coverdell Education Savings Accounts). Fund shares are offered without regard to the minimum subsequent investment requirements to shareholders purchasing Fund shares through the Dreyfus Managed Assets Program or through other wrap account programs. The initial investment must be accompanied by the Account Application. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

The minimum initial investment through an exchange for Class B shares of a Dreyfus Premier Fund is $1,000. Subsequent exchanges for Class B shares of a Dreyfus Premier Fund must be at least $500.

The Internal Revenue Code of 1986, as amended (the "Code"), imposes various limitations on the amount that may be contributed annually to certain Retirement Plans. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in the Fund by a Retirement Plan. Participants and plan sponsors should consult their tax advisers for details.

Class A, C, I and T shares of each Dreyfus Premier Fund also may be purchased through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Shares of each Dreyfus Premier Fund are sold on a continuous basis. NAV per share is determined as of the close of trading on the floor of the NYSE (usually 4:00 p.m., Eastern time), on days the NYSE is open for regular business. For purposes of determining NAV, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the NYSE. NAV per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. For information regarding the methods employed in valuing the Funds' investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund by the close of trading on the floor of the NYSE (usually 4:00 p.m., Eastern time) on a business day, Fund shares will be purchased at the public offering price determined as of the closing of trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the NYSE on the next business day, except where shares are purchased through a dealer as provided under "Purchases Through a Selected Dealer" below.

Dreyfus Premier Funds--Class A Shares. The public offering price for Class A shares is the NAV per share of that Class plus (except for the Limited Term Income Fund, and shareholders beneficially owning Class A shares of the Balanced Fund on November 30, 1996, or Investor shares of the Large Company Stock Fund or Midcap Stock Fund on January 15, 1998) a sales load as shown below:

Total Sales Load* – Class A of
each Dreyfus Premier Fund,
except Limited Term Income Fund

Amount of Transaction	As a % of offering price per share	As a % of NAV per share	Dealers' Reallowance as a % of offering price
Less than $50,000	5.75	6.10	5.00
$50,000 to less than $100,000	4.50	4.70	3.75
$100,000 to less than $250,000	3.50	3.60	2.75
$250,000 to less than $500,000	2.50	2.60	2.25
$500,000 to less than $1,000,000	2.00	2.00	1.75
$1,000,000 or more	-0-	-0-	-0-

* Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

For shareholders who opened Balanced Fund accounts after December 19, 1994, and who beneficially owned Class A shares of the Balanced Fund on November 30, 1996, the public offering price for Class A shares of the Balanced Fund is the NAV per share of that Class plus a sales load as shown below:

Total sales load* - Class A of Balanced Fund for shareholders on November 30, 1996.

Amount of Transaction	As a % of offering price per share	As a % of NAV per share	Dealers' Reallowance as a % of offering price
Less than $50,000	4.50	4.70	4.25
$50,000 to less than $100,000	4.00	4.20	3.75
$100,000 to less than $250,000	3.00	3.10	2.75
$250,000 to less than $500,000	2.50	2.60	2.25
$500,000 to less than $1,000,000	2.00	2.00	1.75
$1,000,000 or more	-0-	-0-	-0-

* Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

Holders of Class A accounts of the Balanced Fund as of December 19, 1994 and holders of Investor shares of the Large Company Stock Fund and Midcap Stock Fund as of January 15, 1998 may continue to purchase Class A shares of such Fund at NAV. However, investments by such holders in other funds advised by Dreyfus will be subject to any applicable front-end sales load. Omnibus accounts will be eligible to purchase Class A shares of the Large Company Stock Fund and Midcap Stock Fund without a front-end sales load only on behalf of their customers who held Investor shares of the respective Fund through such omnibus account on January 15, 1998.

The public offering price of Class A shares of the Limited Term Income Fund is the NAV per share of that Class plus (except for shareholders beneficially owning Class A shares of the Fund on December 19, 1994) a sales load as shown below:

Total Sales Load* – Class A of
Limited Term Income Fund only

Amount of Transaction	As a % of offering price per share	As a % of NAV per share	Dealers' Reallowance as a % of offering price
Less than $100,000	3.00	3.10	2.75
$100,000 to less than $250,000	2.75	2.80	2.50
$250,000 to less than $500,000	2.25	2.30	2.00
$500,000 to less than $1,000,000	2.00	2.00	1.75
$1,000,000 or more	-0-	-0-	-0-

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* Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

Holders of Class A accounts of the Limited Term Income Fund as of December 19, 1994 may continue to purchase Class A shares of such Fund at NAV. However, investments by such holders in other funds advised by Dreyfus will be subject to any applicable front-end sales load.

There is no initial sales charge on purchases of $1,000,000 or more of Class A shares. However, if you purchase Class A shares without an initial sales charge as part of an investment of at least $1,000,000 and redeem all or a portion of those shares within one year of purchase, a CDSC of 1% will be assessed at the time of redemption. The Distributor may pay Service Agents an amount up to 1% of the NAV of Class A shares purchased by their clients that are subject to a CDSC. The terms contained below under "How to Redeem Shares - Contingent Deferred Sales Charge - Class B Shares" (other than the amount of the CDSC and time periods) and "How to Redeem Shares - Waiver of CDSC" are applicable to the Class A shares subject to a CDSC. Letter of Intent and Right of Accumulation apply to such purchases of Class A shares.

The scale of sales loads applies to purchases of Class A shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account trust estate or a single fiduciary account (including a pension, profit-sharing, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k) and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided, that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

Set forth below is an example of the method of computing the offering price of the indicated Fund's Class A shares. The example assumes a purchase of Class A shares of the Fund aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the NAV of the Fund's Class A shares on October 31, 2007:

	Balanced Fund	Large Company Stock Fund	Midcap Stock Fund	Small Cap Value Fund	Tax Managed Growth Fund
NAV Per Share					
Per Share Sales Charge – Class A- 5.75%* of offering price (6.10% of NAV per share)					
Per Share Offering Price to the Public					

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* Class A shares of the Balanced Fund purchased by shareholders beneficially owning Class A shares of the Fund on November 30, 1996, but who opened their accounts after December 19, 1994, are subject to a different sales load schedule as described above.

	Limited Term Income Fund
NAV Per Share	
Per Share Sales Charge – Class A- 3.00% of offering price (3.10% of NAV per share)	
Per Share Offering Price to the Public	

Dreyfus Premier Funds--Class B Shares. Class B shares of Dreyfus Premier Funds are offered only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds. The public offering price for such Class B shares is the NAV per share of that Class. No initial sales charge is imposed at the time of dividend reinvestment or exchange. A CDSC is imposed on certain redemptions of Class B shares as described in the relevant Dreyfus Premier Fund's Prospectus and in this Statement of Additional Information under "How to Redeem Shares--Contingent Deferred Sales Charge--Class B Shares."

Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class. Class B shares of a Fund that have been acquired through the reinvestment of the Fund's dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of the Fund's dividends and distributions.

Class B shares of a Dreyfus Premier Fund acquired by shareholders in exchange for Class B shares originally issued by the Acquired Fund before December 1, 2003 are subject to different CDSC and conversion to Class A schedules. See "How to Redeem Shares—Contingent Deferred Sales Charge—Class B Shares."

Dreyfus Premier Funds--Class C Shares. The public offering price for Class C shares is the NAV per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "How to Redeem Shares--Contingent Deferred Sales Charge--Class C Shares."

Dreyfus Premier Funds--Class I Shares. The public offering price for Class I shares is the NAV per share of that Class.

Dreyfus Premier Funds--Class T Shares. (Not offered by the Limited Term Income Fund) The public offering price for Class T shares is the net asset value per share of that Class plus a sales load as shown below:

Total Sales Load* – Class T

Amount of Transaction	As a % of offering price per share	As a % of net asset value per share	Dealers' Reallowance as a % of offering price
Less than $50,000	4.50	4.70	4.00
$50,000 to less than $100,000	4.00	4.20	3.50
$100,000 to less than $250,000	3.00	3.10	2.50

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*   Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

$250,000 to less than $500,000	2.00	2.00	1.75		
$500,000 to less than $1,000,000	1.50	1.50	1.25		
$1,000,000 or more	-0-	-0-	-0-		

There is no initial sales charge on purchases of $1,000,000 or more of Class T shares. However, if you purchase Class T shares without an initial sales charge as part of an investment of at least $1,000,000 and redeem all or a portion of those sales within one year of purchase, a CDSC of 1% will be assessed at the time of redemption. The Distributor may pay Service Agents an amount up to 1% of the NAV of Class T shares purchased by their clients that are subject to a CDSC. The terms contained below under "How to Redeem Shares - Contingent Deferred Sales Charge - Class B shares" (other than the amount of the CDSC and time periods) and "How to Redeem Shares - Waiver of CDSC" are applicable to the Class T shares subject to a CDSC. Letter of Intent and Right of Accumulation apply to such purchases of Class T shares. Because the expenses associated with Class A shares will be lower than those associated with Class T shares, purchasers investing $1,000,000 or more in the Fund (assuming ineligibility to purchase Class I shares) generally will find it beneficial to purchase Class A shares rather than Class T shares.

The scale of sales loads applies to purchases of Class T shares made by any "purchaser," as defined above under "Class A Shares."

Set forth below is an example of the method of computing the offering price of the indicated Fund's Class T shares. The example assumes a purchase of Class T shares of the Fund aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the NAV of the Fund's Class T shares on October 31, 2007:

	Balanced Fund	Large Company Stock Fund	Midcap Stock Fund	Small Cap Value Fund	Tax Managed Fund
NAV Per Share	$13.76	$23.69	$15.88	$23.17	$18.14
Per Share Sales Charge – Class T- 4.50% of offering price (4.70% of NAV per share)	$0.65	$1.12	$0.75	$1.09	$0.85
Per Share Offering Price to the Public	$14.41	$24.81	$16.63	$24.26	$18.99

Dreyfus Premier Funds—Dealers' Reallowance--Class A and Class T Shares. The dealer reallowance provided with respect to Class A and Class T shares may be changed from time to time but will remain the same for all dealers. The Distributor, at its own expense, may provide additional promotional incentives to dealers that sell shares of funds advised by the Manager which are sold with a sales load, such as Class A and Class T shares. In some instances, these incentives may be offered only to certain dealers who have sold or may sell significant amounts of such shares.

Class A or Class T Shares Offered at NAV. Full-time employees of FINRA member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with a FINRA member firm or financial institution with respect to the sale of such shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program (if Fund shares are offered to such plans or programs), or for their spouses or minor children, at NAV without a sales load, provided that they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with FINRA member firms whose full-time employees are eligible to purchase Class A shares at NAV. In addition, Class A shares are offered at NAV to full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager or its affiliates, including members of the Company's Board, or the spouse or minor child of any of the foregoing.

Class A shares may be purchased at NAV, without a sales load, through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

Class A shares also may be purchased at NAV, without a sales load, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States and (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in section 501(c)(3) of the Code) investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

Class A shares may be purchased at NAV, without a sales load, by qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained and open account directly through the Distributor in a Dreyfus-managed fund, including the Funds, or a Founders-managed fund since on or before February 28, 2006.

Class A shares may be purchased at NAV, without a sales load, with the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the Fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the Fund or Dreyfus-managed money market fund, the investor and the investor's spouse or minor children become eligible to purchase Class A shares of the Fund at NAV, whether or not using the proceeds of the employment-related stock options.

Class A shares may be purchased at NAV, without a sales load, by members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Class A and Class T shares are offered at NAV, without a sales load, to employees participating in Retirement Plans. Class A and Class T shares also may be purchased (including by exchange) at NAV without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from Retirement Plan or a Dreyfus-sponsored 403(b)(7) plan, provided that, in case of a Retirement Plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Rollover Account in the Fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the Fund at NAV in such account.

Dreyfus Premier Funds--Right of Accumulation--Class A and Class T Shares. Reduced sales loads apply to any purchase of Class A and Class T shares by you and any related "purchaser" as defined above, where the aggregate investment including such purchase, is $50,000 or more ($100,000 or more in the case of the Limited Term Income Fund). If, for example, you previously purchased and still hold shares of a Dreyfus Premier Fund or shares of certain other funds advised by Dreyfus or Founders that are subject to a front-end sales load or a CDSC, or shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), or combination thereof, with an aggregate current market value of $40,000 ($80,000 in the case of the Limited Term Income Fund) and subsequently purchase Class A or Class T shares of such Fund having a current value of $20,000 ($40,000 in the case of the Limited Term Income Fund), the sales load applicable to the subsequent purchase would be reduced to 4.50% (2.75% in the case of the Limited Term Income Fund) of the offering price in the case of Class A shares or 4.00% of the offering price in the case of Class T shares. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

To qualify at the time of purchase, you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

(All Funds) Orders for the purchase of Fund shares received by Selected Dealers by the close of trading on the floor of the NYSE on any business day and transmitted to the Distributor or its designee by the close of its business day (usually 5:15 p.m., Eastern time) will be based on the public offering price per share determined as of the close of trading on the floor of the NYSE on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

Dreyfus TeleTransfer Privilege. (All Funds) You may purchase Class A, C, I or T shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, Fund shares will be purchased at the public offering price determined on that day. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, or made on Saturday, Sunday or any Fund holiday (e.g., when the NYSE is not open for business), Fund shares will be purchased at the public offering price determined on the next bank business day following such purchase order. To qualify to use the Dreyfus TeleTransfer Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How to Redeem Shares--Dreyfus TeleTransfer Privilege." A Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

Reopening an Account. (All Funds) You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

In-Kind Purchases. (All Funds) If the following conditions are satisfied, a Fund may at its discretion, permit the purchase of shares through an "in-kind" exchange of securities. Any securities exchanged must meet the investment objective, policies and limitations of the Fund, must have a readily ascertainable market value, must be liquid and must not be subject to restrictions on resale. The market value of any securities exchanged, plus any cash, must be at least equal to $25,000. Shares purchased in exchange for securities generally cannot be redeemed for fifteen days following the exchange in order to allow time for the transfer to settle.

The basis of the exchange will depend upon the relative NAVs of the shares purchased and securities exchanged. Securities accepted by the Fund will be valued in the same manner as the Fund values its assets. Any interest earned on the securities following their delivery to the Fund and prior to the exchange will be considered in valuing the securities. All interest, dividends, subscription or other rights attached to the securities become the property of the Fund, along with the securities. For further information about "in-kind" purchases, please call the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information.

Taxpayer ID Number. (All Funds) Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account

Application for further information concerning this requirement. Failure to furnish a certified TIN to the Company could subject you to a $50 penalty imposed by the Internal Revenue Service ("IRS").

Share Certificates. (All Funds) Share certificates are issued upon written request only. No certificates are issued for fractional shares.

DISTRIBUTION AND SERVICE PLANS

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "Your Investment."

Class A, Class B, Class C and Class T shares of each Dreyfus Premier Fund, Investor shares of the Bond Index Fund and shares of the Disciplined Stock Fund are subject to annual fees for distribution and shareholder services.

The SEC has adopted Rule 12b-1 under the 1940 Act (the "Rule") regulating the circumstances under which investment companies such as the Company may, directly or indirectly, bear the expenses of distributing their shares. The Rule defines distribution expenses to include expenditures for "any activity which is primarily intended to result in the sale of fund shares." The Rule, among other things, provides that an investment company may bear such expenses only pursuant to a plan adopted in accordance with the Rule.

Distribution Plan. (Class A shares of the Dreyfus Premier Funds, Investor shares of the Bond Index Fund and shares of the Disciplined Stock Fund only) The Company has adopted a distribution plan pursuant to the Rule with respect to the Class A shares of each Dreyfus Premier Fund (the "Class A Plan"), whereby Class A shares of the Fund may spend annually up to 0.25% of the average of its net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares of the Fund. The Company has adopted a distribution plan pursuant to the Rule with respect to Investor shares of the Bond Index Fund and shares of the Disciplined Stock Fund (together with the Class A Plan, each, a "Distribution Plan"), whereby the respective Fund may pay Mellon Bank and its affiliates (including but not limited to Dreyfus and the Distributor) for shareholder servicing activities and the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of such shares at an annual rate of 0.25% of the Bond Index Fund's average daily net assets attributable to its Investor shares and 0.10% of the Disciplined Stock Fund's average daily net assets. Each Distribution Plan allows the Distributor to make payments from the Rule 12b-1 fees it collects from the Fund to compensate Service Agents that have entered into Selling Agreements ("Agreements") with the Distributor. Under the Agreements, the Service Agents are obligated to provide distribution related services with regard to the Fund and/or shareholder services to the Service Agent's clients that own shares of the Fund subject to the Distribution Plan. The Board of Directors believes that there is a reasonable likelihood that the Distribution Plan will benefit the Fund and the holders of the relevant Class of Fund shares.

Each Distribution Plan provides that a report of the amounts expended under such Plan, and the purposes for which such expenditures were incurred, must be made to the Directors for their review at least quarterly. In addition, each Distribution Plan provides that it may not be amended to increase materially the costs which the Fund may bear for distribution pursuant to such Plan without the approval of the holders of the relevant Class of shares, and that other material amendments of the Distribution Plan must be approved by the vote of a majority of the Directors and of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company or the Distributor and who do not have any direct or indirect financial interest in the operation of the Distribution Plan, cast in person at a meeting called for the purpose of considering such amendments. Each Distribution Plan is subject to annual approval by the entire Board of Directors and by the Directors who are neither interested persons nor have any direct or indirect financial interest in the operation of the Distribution Plan, by vote cast in person at a meeting called for the purpose of voting on the Distribution Plan. Each Distribution Plan is terminable, as to the relevant Fund's shares, at any time by vote of a majority of the Directors who are not interested persons and have no direct or indirect financial interest in the operation of the Distribution Plan or by vote of the holders of a majority of the outstanding shares of such class of the Fund.

   <u>Distribution and Service Plans</u>. (Class B, Class C and Class T shares of the Dreyfus Premier Funds only) In addition to the above described current Class A Plan for Class A shares, the Board of Directors has adopted a Service Plan (the "Service Plan") under the Rule for Class B, Class C and Class T shares, pursuant to which each Dreyfus Premier Fund pays the Distributor a fee at the annual rate of 0.25% of the value of the average daily net assets of Class B, Class C and Class T shares for the provision of certain services to the holders of Class B, Class C and Class T shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and providing services related to the maintenance of such shareholder accounts. With regard to such services, each Service Agent is required to disclose to its clients any compensation payable to it by the Fund and any other compensation payable by its clients in connection with the investment of their assets in Class B, Class C and Class T shares. The Distributor may pay one or more Service Agents in respect of services for these Classes of shares. The Distributor determines the amounts, if any, to be paid to Service Agents under the Service Plan and the basis on which such payments are made. The Board of Directors has also adopted a distribution plan pursuant to the Rule with respect to Class B and Class C shares (the "Class B and Class C Plan") and a separate distribution plan pursuant to the Rule with respect to Class T shares (the "Class T Plan"). Pursuant to the Class B and Class C Plan, each Dreyfus Premier Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an aggregate annual rate of 0.75% (0.50% in the case of the Limited Term Income Fund) of the value of the average daily net assets of Class B and Class C shares, respectively. Pursuant to the Class T Plan, each Dreyfus Premier Fund that offers Class T pays the Distributor for distributing the Fund's Class T shares at an annual rate of 0.25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more Service Agents in respect of advertising, marketing and other distribution services for Class T shares, and determines the amounts, if any, to be paid to Service Agents and the basis on which such payments are made. The Board of Directors believes that there is a reasonable likelihood that the Service Plan, the Class B and Class C Plan and the Class T Plan (each, a "Plan" and collectively, the "Plans") will benefit the Fund and the holders of Class B, Class C and Class T shares.

A quarterly report of the amounts expended under each Plan, and the purposes for which such expenditures were incurred, must be made to the Directors for their review. In addition, each Plan provides that it may not be amended to increase materially the cost which holders of Class B, Class C or Class T shares may bear pursuant to the Plan without the approval of the holders of the relevant Class of shares and that other material amendments of the Plan must be approved by the Board of Directors and by the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. Each Plan is subject to annual approval by such vote of the Directors cast in person at a meeting called for the purpose of voting on the Plan. Each Plan may be terminated, as to the relevant Fund, at any time by vote of a majority of the Directors who are not interested persons and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan or by vote of the holders of a majority of the relevant Class of shares.

Fees Under the Plans. A Service Agent entitled to receive compensation for selling and servicing the Fund's shares may receive different compensation with respect to one Class of shares over another. Potential investors should read this Statement of Additional Information in light of the terms governing Agreements with their Service Agents. The fees payable under each plan described above are payable without regard to actual expenses incurred. A Fund and the Distributor may suspend or reduce payments under any of the plans at any time, and payments are subject to the continuation of the relevant Fund's plans and the Agreements described above. From time to time, the Service Agents, the Distributor and the Funds may voluntarily agree to reduce the maximum fees payable under the plans.

For the fiscal year ended October 31, 2007, the Balanced Fund paid the Distributor: with respect to Class A shares, $_____ in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $_____ and $_____, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $_____ in distribution fees pursuant to the Class T Plan; with respect to Class B, Class C and Class T shares, $_____, $_____ and $_____, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2007, the Large Company Stock Fund paid the Distributor: with respect to Class A shares, $_____ in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $_____ and $_____, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $_____ in distribution fees pursuant to the Class T Plan; and with respect to Class B, Class C and Class T shares, $_____, $_____ and $_____, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2007, the Limited Term Income Fund paid the Distributor: with respect to Class A shares, $_____ in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $_____ and $_____, respectively, in distribution fees pursuant to the Class B and Class C Plan; and with respect to Class B and Class C shares, $_____ and $_____, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2007, the Midcap Stock Fund paid the Distributor: with respect to Class A shares, $_____ in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $_____ and $_____, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $_____ in distribution fees pursuant to the Class T Plan; and with respect to Class B, Class C and Class T shares, $_____, $_____ and $_____, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2007, the Small Cap Value Fund paid the Distributor: with respect to Class A shares, $_____ in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $_____ and $_____, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $_____ in distribution fees pursuant to the Class T Plan; and with respect to Class B, Class C and Class T shares, $_____, $_____ and $_____, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2007, the Tax Managed Growth Fund paid the Distributor: with respect to Class A shares, $_____ in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $_____ and $_____, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $_____ in distribution fees pursuant to the Class T Plan; and with respect to Class B, Class C and Class T shares, $_____, $_____ and $_____, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2007, the Bond Market Index Fund paid Mellon Bank and the Distributor with respect to Investor shares, $_____ in fees pursuant to the Distribution Plan.

For the fiscal year ended October 31, 2007, the Disciplined Stock Fund paid Mellon Bank and the Distributor $_____ in fees pursuant to the Distribution Plan.

HOW TO REDEEM SHARES

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "Shareholder Guide," "Account Policies," "Services For Fund Investors," "Instructions for Regular Accounts" and "Instructions for IRAs."

General. (All Funds) Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC. However, if you have purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder®, and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the

Dreyfus-Automatic Asset Builder order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

If you hold shares of more than one Class of a Dreyfus Premier Fund or the Bond Index Fund, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

The Funds impose no charges (other than any applicable CDSC with respect to the Dreyfus Premier Funds) when shares are redeemed. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Fund's then-current NAV.

Procedures. (All Funds) You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Telephone Redemption Privilege, which is granted automatically unless you specifically refuse it by checking the applicable "No" box on the Account Application. The Telephone Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form or by oral request from any of the authorized signatories on the account by calling the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. You also may redeem shares through the Wire Redemption Privilege or the Dreyfus TeleTransfer Privilege if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you are a client of a Selected Dealer, you can also redeem Fund shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents and institutions. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs, or other retirement plans, and shares for which certificates have been issued, are not eligible for the Wire Redemption, Telephone Redemption or Dreyfus TeleTransfer Privilege.

The Telephone Redemption Privilege, the Wire Redemption Privilege, Dreyfus TeleTransfer Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone or online instructions (including the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone or online instructions reasonably believed to be genuine.

During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone or online to request a redemption or an exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone or online redemption had been used. During the delay, the Fund's NAV may fluctuate.

Redemption Through a Selected Dealer. (All Funds) Customers of Selected Dealers may make redemption requests to their Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the NYSE (currently 4:00 p.m., Eastern time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the NYSE, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of Fund shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the NYSE on any business day and transmitted to the Distributor or its designee prior to the close of its business day (normally 5:15 p.m., Eastern time) are effected at the price determined as of the close of trading on the floor of the NYSE on that day. Otherwise, the Fund shares will be redeemed at the next determined NAV. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

Telephone Redemption Privilege. (All Funds) You may request by telephone that redemption proceeds (maximum $250,000 per day) be paid by check and mailed to your address.

Wire Redemption Privilege. (All Funds) By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you (or a representative of your Service Agent for a Dreyfus Premier Fund) and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Company will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

Dreyfus TeleTransfer Privilege. (All Funds) You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a Dreyfus TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. Shares held in an IRA or Education Savings Account may not be redeemed through the Dreyfus TeleTransfer Privilege. See "How to Buy Shares--Dreyfus TeleTransfer Privilege."

Stock Certificates; Signatures. (All Funds) Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. A fee may be imposed to replace lost or stolen certificates, or certificates that were never received. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information.

Redemption Commitment. (All Funds) The Company has committed itself to pay in cash all redemption requests by any shareholder of record of a Fund, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of such Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption in excess of such amount, the Board reserves the right to make payments in whole or in part in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

Suspension of Redemptions. (All Funds) The right of redemption may be suspended or the date of payment postponed (a) during any period when the NYSE is closed (other than customary weekend and holiday closings), (b) when trading in the markets the relevant Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its NAV is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Fund's shareholders.

Contingent Deferred Sales Charge--Class B Shares. (Dreyfus Premier Funds only) A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current NAV of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the NAV of the Class B shares of the Fund redeemed does not exceed (i) the current NAV of Class B shares of the Fund acquired through reinvestment of Fund dividends or capital gain distributions, plus (ii) increases in the NAV of your Class B shares above the dollar amount of all your payments for the purchase of Class B shares of the Fund held by you at the time of redemption.

If the aggregate value of Class B shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current NAV rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC and the conversion to Class A schedule for Class B shares, except for Class B shares of Limited Term Income Fund and certain Class B shares issued in exchange for shares originally issued by the Acquired Fund described below:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	4.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00*

_____
* These Class B shares will automatically convert into Class A shares approximately six years after the date of purchase.

The following table sets forth the rates of the CDSC and concession to Class A schedule for Class B shares of Limited Term Income Fund:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	3.00
Second	3.00
Third	2.00
Fourth	2.00
Fifth	1.00
Sixth	0.00**

_____
** These Class B shares will automatically convert into Class A shares approximately six years after the date of purchase.

The following table sets forth the rates of the CDSC payable to the Acquired Fund's former distributor and the conversion to Class A schedule for Class B shares of the Fund issued in exchange for Class B shares originally issued by the Acquired Fund before December 1, 2003:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	5.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00
Seventh	0.00
Eighth	0.00***

_____
*** These Class B shares will automatically convert into Class A shares at the end of the calendar quarter that is eight years after the initial purchase of the Class B shares of the Acquired Fund (applies to such Class B shares originally issued by the Acquired Fund before December 1, 2003).

In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing Class B shares of the Fund acquired pursuant to the reinvestment of Fund dividends and distributions; then of amounts representing the increase in NAV of Class B shares above the total amounts of payments for the purchase of Class B shares made during the preceding six years (five years in the case of the Limited Term Income Fund or eight years for certain shares issued in exchange for shares originally issued by the Acquired Fund); and finally, of amounts representing the cost of shares held for the longest period.

For example, assume an investor purchased 100 shares of a Dreyfus Premier Fund at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional Fund shares through the reinvestment of Fund dividends. During the second year after the purchase the investor decided to redeem $500 of the investment. Assuming at the time of the redemption the NAV had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represented appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (3% in the case of the Limited Term Income Fund) (the applicable rate in the second year after purchase) for a total CDSC of $9.60 ($7.20 in the case of the Limited Term Income Fund).

Contingent Deferred Sales Charge--Class C Shares. (Dreyfus Premier Funds only) A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge--Class B Shares" above.

Waiver of CDSC. (Dreyfus Premier Funds only) The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in Retirement Plans, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70-1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Company's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Fund's Prospectus or this Statement of Additional Information at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Reinvestment Privilege. (Dreyfus Premier Funds only) Upon written request, you may reinvest up to the number of Class A or Class T shares you have redeemed, within 45 days of redemption, at the then-prevailing NAV without a sales load, or reinstate your account for the purpose of exercising Fund Exchanges. Upon reinstatement, if such shares were subject to a CDSC, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the shares reinvested. The Reinvestment Privilege may be exercised only once.

SHAREHOLDER SERVICES

The following information supplements and should be read in conjunction with the sections in the relevant Fund's Prospectus entitled "Shareholder Guide," "Account Policies" and "Services for Fund Investors."

Fund Exchanges. (All Funds) You may purchase, in exchange for shares of a Fund (other than a Dreyfus Premier Fund), shares of certain other funds managed or administered by Dreyfus or shares of certain funds advised by Founders, to the extent such shares are offered for sale in your state of residence. You may purchase, in exchange for shares of a Dreyfus Premier Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, to the extent such shares are offered for sale in your state of residence.

Shares of other funds purchased by exchange will be purchased on the basis of relative NAV per share as follows:

A. Exchanges for shares of funds offered without a sales load will be made without a sales load.

B. Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D. Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

E. Shares of funds subject to a CDSC exchanged for shares of another fund will be subject to the higher applicable CDSC of the two funds and, for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased.

To accomplish an exchange under item D above, you or, with respect to a Dreyfus Premier Fund, your Service Agent acting on your behalf, must notify the Transfer Agent of your prior ownership of Fund shares and your account number.

As of the Effective Date, you also may exchange your Class B shares for Class B shares of General Money Market Fund, Inc. (the "General Fund"), a money market fund advised by Dreyfus. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into Class B shares of funds in the Dreyfus Family of Funds or certain funds advised by Founders. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable fund account. Upon redemption, the applicable CDSC will be calculated taking into account the time such shares were held in the General Fund's Exchange Account. In addition, the time Class B shares are held in the General Fund's Exchange Account will be taken into account for purposes of calculating when such shares covert to Class A shares. If your Class B shares are held in the General Fund's Exchange Account at the time such shares are scheduled to convert to Class A shares, you will receive Class A shares of the General Fund. Prior to the Effective Date, shareholders were permitted to exchange their Class B shares for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. ("Worldwide Dollar Fund"), and such shares were held in an Exchange Account. Shareholders who held shares of Worldwide Dollar Fund in an Exchange Account on the Effective Date may continue to hold those shares and upon redemption from the Exchange Account or other applicable fund account, the applicable CDSC and conversion to Class A schedule will be calculated, except for Fund shares issued in exchange for shares originally issued by the Acquired Fund, without regard to the time such shares were held in a Worldwide Dollar Fund's Exchange Account; for Fund shares issued in exchange for shares originally issued by the Acquired Fund, the applicable CDSC and conversion to Class A schedule will be calculated taking into account the time such shares were held in the Worldwide Dollar Fund's Exchange Account. Exchanges of shares from an Exchange Account in Worldwide Dollar Fund only can be made into Class B shares of funds in the Dreyfus Premier Family of Funds, certain funds advised by Founders and the General Fund. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Dreyfus Auto-Exchange Privilege and the Automatic Withdrawal Plan, as described below.

To request an exchange, you or your Service Agent acting on your behalf, must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you or a representative of your Service Agent and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although the Company reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the SEC.

Exchanges of Fund shares held by a Retirement Plan, including Class I shares of a Dreyfus Premier Fund held by a Retirement Plan, may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

During times of drastic economic or market conditions, the Company may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components--redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined NAV but the purchase order would be effective only at the NAV next determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege. (All Funds) Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Fund, or shares of the same Class of another fund of which you are a shareholder (including, for Class B shares, Class B shares of the General Fund held in an Exchange Account) as described above under "Fund Exchanges." This Privilege is available only for existing accounts. The amount the investor designates, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth day of the month according to the schedule the investor has selected. With respect to Fund shares held by a Retirement Plan, exchanges may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund. Shares will be exchanged on the basis of relative NAV as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this Privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561, or visiting www.dreyfus.com. The Company reserves the right to reject any exchange request in whole or in part. Fund Exchanges and Dreyfus Auto-Exchange privilege are available to shareholders residing in any state in which shares of the fund being acquired may legally be sold. Shares may be exchanged only between accounts having certain identical identifying designations. The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange and, therefore, an exchanging shareholder (other than a tax-exempt Retirement Plan) may realize a taxable gain or loss. The Fund Exchanges service or Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®. (All Funds) Dreyfus-Automatic Asset Builder® permits you to purchase Class A, C, I or T shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege. (All Funds) Dreyfus Government Direct Deposit Privilege enables you to purchase Class A, C, I or T shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans' military or other payments from the U.S. Government automatically deposited into your fund account.

Dreyfus Payroll Savings Plan. (All Funds) Dreyfus Payroll Savings Plan permits you to purchase Class A, C, I or T shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the ACH system at each pay period. To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to the Fund. You may obtain the necessary authorization form by calling the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. You may change the amount of purchase or cancel the authorization only by written notification to your employer. The Company may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans are not eligible for this Privilege. It is the sole responsibility of your employer, not the Distributior, your Service Agent, Dreyfus, the Funds, the Transfer Agent or any other person, to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Step Program. (Disciplined Stock Fund, Investor shares of the Bond Index Fund and holders of Class A shares of the Dreyfus Premier Funds currently enrolled in the Program only) Dreyfus Step Program enables you to purchase Fund shares without regard to the Fund's minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan. To establish a Dreyfus Step Program account, you must supply the necessary information on the Account Application and file the required authorization form(s) with the Transfer Agent. For more information concerning this Program, or to request the necessary authorization form(s), please call toll free 1-800-782-6620. You may terminate your participation in this Program at any time by discontinuing participation in Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under the terms of such Privilege(s). The Company may modify or terminate this Program at any time. If you wish to purchase Fund shares through the Dreyfus Step Program in conjunction with a Dreyfus-sponsored retirement plan, you may do so only for IRAs, SEP-IRAs and rollover IRAs.

Dreyfus Dividend Options. (All Funds) Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from a Fund (other than a Dreyfus Premier Fund) in shares of another fund in the Dreyfus Family of Funds or shares of a fund advised by Founders or, with respect to dividends or dividends and distributions from Class A, C, I or T shares of a Dreyfus Premier Fund, in shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, and with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder. Shares of the same Class of other funds purchased pursuant to this privilege will be purchased on the basis of relative NAV per share as follows:

A. Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B. Dividends and distributions paid by a fund which does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by a fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D. Dividends and distributions paid by a fund may be invested in shares of other funds that impose a CDSC and the applicable CDSC, if any, will be imposed upon redeeming such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

For more information concerning these Privileges, or to request a Dividend Options Form, please call the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. You may cancel these Privileges by mailing written notification to the Fund. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dreyfus Dividend Sweep. The Company may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans are not eligible for Dreyfus Dividend Sweep.

Automatic Withdrawal Plan. (All Funds) The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. The Automatic Withdrawal Plan may be terminated at any time by you, the Company or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

With respect to each Dreyfus Premier Fund, no CDSC with respect to Class B shares (including Class B shares held in an Exchange Account) or Class C shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Class B or Class C shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC. Withdrawals of Class A and Class T shares subject to a CDSC under the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A and Class T shares where the sales load is imposed concurrently with withdrawals of Class A and Class T shares generally are undesirable.

Certain Retirement Plans, including Dreyfus-sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such Retirement Plans. Participants should consult their Retirement Plan sponsor and tax adviser for details. Such a withdrawal plan is different than the Automatic Withdrawal Plan.

Letter of Intent--Class A and Class T Shares. (Dreyfus Premier Funds only) By signing a Letter of Intent form, you become eligible for the reduced sales load on purchases of Class A and Class T shares based on the total number of shares of Eligible Funds (as defined under "Right of Accumulation" above) purchased by you and any related "purchaser" (as defined above) in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. Shares of any Eligible Fund purchased within 90 days prior to the submission of the Letter of Intent may be used to equal or exceed the amount specified in the Letter of Intent. A minimum initial purchase of $5,000 is required. You can obtain a Letter of Intent form by calling 1-800-554-4611.

Each purchase you make during the 13-month period (which begins on the date you submit the Letter of Intent) will be at the public offering price applicable to a single transaction of the aggregate dollar amount you select in the Letter of Intent. The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent, which may be used for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. When you fulfill the terms of the Letter of Intent by purchasing the specified amount the escrowed amount will be released and additional shares representing such amount credited to your account. If your purchases meet the total minimum investment amount specified in the Letter of Intent within the 13-month period, an adjustment will be made at the conclusion of the 13-month period to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of the Letter of Intent. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, the offering price of the shares you purchased (including shares representing the escrowed amount) during the 13-month period will be adjusted to reflect the sales load applicable to the aggregate purchases you actually made (which will reduce the number of shares in your account), unless you have redeemed the shares in your account, in which case, the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A or Class T shares of the Fund held in escrow to realize the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made and any remaining shares will be credited to your account. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A or Class T shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter or Intent will be made at the then-current NAV plus the applicable sales load in effect at the time such Letter of Intent was submitted.

Retirement Plans and IRAs. (All Funds) The Company makes available to corporations a variety of prototype pension and profit-sharing plans, including a 401(k) Salary Reduction Plan. In addition, the Company makes available Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, and rollover IRAs), Coverdell Education Savings Accounts, 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available.

If you wish to purchase Fund shares in conjunction with a Keogh Plan, a 403(b)(7) Plan or an IRA, including a SEP-IRA, you may request from the Distributor forms for adoption of such plans.

The entity acting as custodian for Keogh Plans, 403(b)(7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian. Purchases for these plans may not be made in advance of receipt of funds.

You should read the prototype retirement plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and should consult a tax adviser.

DETERMINATION OF NET ASSET VALUE

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "Shareholder Guide."

Valuation of Portfolio Securities. Each Fund's investments are valued on the basis of market quotations or official closing prices. Each Fund's portfolio securities, including covered call options written by a Fund, are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Securities listed on the NASDAQ National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price on that day, at the last sale price. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except that open short positions are valued at the asked price. Bid price is used when no asked price is available. Substantially all of a Fund's fixed-income investment (excluding short-term investments) are valued by one ore more independent pricing services (the "Service") approved by the Board. Securities valued by the Service for which quoted bid prices in the judgment of the Service are readily available and are representative of the bid side of the market are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other fixed-income investments is determined by the Service based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Market quotations of foreign securities in foreign currencies are translated into U.S. dollars at the midpoint of the New York interbank market spot exchange rate as quoted on the day of such translation or, if no such rate is quoted on such date, such other quoted market exchange rate as may be determined to be appropriate by the Manager and/or the Sub-Adviser. Forward currency contracts will be value at the current cost of offsetting the contract. If a Fund has to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of net asset value may not take place contemporaneously with the determination of prices of certain of the Fund's securities. Short-term investments may be carried at amortized cost, which approximates value. Exchanges and fees, including the management fee and fees pursuant to the Distribution Plan, and the Shareholder Services Plan, if applicable, are accrued daily and taken into account for the purpose of determining the net asset value of the relevant Fund's shares. Because of the differences in operating expenses incurred by each Class of shares of a Fund, the per share net asset value of each Class of shares of a Fund will differ.

Restricted securities, as well as securities or other assets for which recent market quotations or official closing prices are not readily available, are not valued by the Service, or are determined by the Company not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market) but before the Company calculates NAV), are valued at fair value as determined in good faith based on procedures approved by the Company's Board. Fair value of investments may be determined by the Company's Board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The valuation of a security based on fair value procedures may differ from the security's most recent closing price, and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by a Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when investors have no access to the Fund. Restricted securities that are, or are convertible into, securities of the same class of other securities for which a public market exists usually will be valued at such market value less the same percentage discount at which the restricted securities were purchased. This discount will be revised periodically by the Board, if the Board members believe that it no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually be will valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Company's Board.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

DIVIDENDS, OTHER DISTRIBUTIONS AND TAXES

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "Distributions and Taxes."

Dreyfus believes that each Fund has qualified for treatment as a "regulated investment company" under the Code for its most recent fiscal year. Each Fund intends to continue to so qualify if such qualification is in the best interest of its shareholders. As a regulated investment company, each Fund will pay no Federal income tax on its net investment income and net realized gains to the extent such income and gains are distributed to its shareholders. To qualify for treatment as a regulated investment company, each Fund must distribute each taxable year at least 90% of its investment company taxable net income (consisting of net investment income, the excess of net short-term capital gain over net long term capital loss and net gains from certain foreign currency transactions, all determined without regard to any deduction for dividends paid) to its shareholders and meet certain asset diversification and other requirements. If a Fund does not qualify for treatment as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

If you elect to receive dividends and other distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such distributions and all future distributions payable to you in additional Fund shares at NAV. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or other distribution paid shortly after your purchase may have the effect of reducing the aggregate NAV of the shares below the cost of your investment. Such a distribution would be a return of capital in an economic sense, as described herein. In addition, if a shareholder holds shares of a Fund for six months or less and has received a capital gain distribution with respect to such shares, any loss incurred on the sale of such shares will be treated as long-term capital loss to the extent of the capital gain distribution received.

In general, dividends (other than capital gain dividends) paid by a Fund to U.S. individual shareholders may be eligible for the 15% preferential maximum tax rate to the extent that the Fund's income consists of dividends paid by U.S. corporations and certain foreign corporations on shares that have been held by the Fund for at least 61 days during the 121-day period commencing 60 days before the shares become ex-dividend. In order to be eligible for the preferential rate, the shareholder must have held his or her shares in the Fund for at least 61 days during the 121-day period commencing 60 days before the Fund shares become ex-dividend. Additional restrictions on an individual shareholder's qualification for the preferential rate may apply.

In general, dividends (but not capital gain distributions) paid by a Fund to U.S. corporate shareholders may be eligible for the dividends received deduction to the extent that the Fund's income consists of dividends paid by U.S. corporations on shares that have been held by the Fund for at least 46 days during the 91-day period commencing 45 days before the shares become ex-dividend and with respect to which the Fund satisfies certain other requirements. In order to claim the dividends received deduction, the shareholder must have held its shares in the Fund for at least 46 days during the 91-day period commencing 45 days before the Fund shares become ex-dividend. Additional restrictions on a corporate shareholder's ability to claim the dividends received deduction apply.

Distributions to you of a Fund's net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) are taxable as long-term capital gains, regardless of how long you have held your Fund shares, and also are subject to a 15% maximum federal income tax rate for individual shareholders to the extent the distributions are attributable to net capital gain the Fund recognizes on sales or exchanges of capital assets after May 5, 2003, through its last taxable year beginning before January 1, 2009. In addition, any capital gain an individual shareholder recognizes on a redemption or exchange during that period of his or her Fund shares that have been held for more than one year will qualify for that maximum rate.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses. However, a portion of the gain or loss realized from the disposition of foreign currencies and non-U.S. dollar denominated securities (including debt instruments and certain futures or forward contracts and options) may be treated as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Finally, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized by a Fund from certain forward contracts and futures and options transactions ("Section 1256 contracts") will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 contracts as well as from closing transactions. In addition, any Section 1256 contracts remaining open at the end of a Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund characterized in the manner described above.

Offsetting positions held by a Fund involving certain actively traded futures or forward contracts or options may be considered, for tax purposes, to constitute "straddles." To the extent the straddle rules apply to positions established by a Fund, losses realized by the Fund on a straddle position may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by a Fund may constitute "mixed straddles." A Fund may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If a Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests ("appreciated financial position") and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the Fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the Fund's risk of loss regarding that position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If a Fund enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other regulated investment companies, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly by the Fund during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The Treasury Department has authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Investment by a Fund in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations, could under special tax rules affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments. For example, a Fund could be required each year to accrue a portion of the discount (or deemed discount) at which the securities were issued and to distribute such income in order to maintain its qualification for treatment as a regulated investment company. In such case, the Fund may have to dispose of securities, which it might otherwise have continued to hold, in order to generate cash to satisfy the distribution requirements.

If a Fund invests in an entity that is classified as a "passive foreign investment company" ("PFIC") for Federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of Federal income taxes (and interest thereon) on the Fund. In addition, gain realized from the sale or other disposition of PFIC securities held beyond the end of a Fund's taxable year generally will be treated as ordinary income.

PORTFOLIO TRANSACTIONS

General. The Manager assumes general supervision over the placement of securities purchase and sale orders on behalf of the funds it manages. Funds managed by dual employees of the Manager and an affiliated entity, and funds that employ a sub-investment adviser, execute portfolio transactions through the trading desk of the affiliated entity or sub-investment adviser, as applicable (the "Trading Desk"). Those funds use the research facilities, and are subject to the internal policies and procedures, of applicable affiliated entity or sub-investment adviser.

The Trading Desk generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions is made in the best judgment of the Trading Desk and in a manner deemed fair and reasonable. In choosing brokers or dealers, the Trading Desk evaluates the ability of the broker or dealer to execute the transaction at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a fund are selected on the basis of their professional capability and the value and quality of their services. The Trading Desk attempts to obtain best execution for the funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (*i.e.*, the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (*e.g.*, foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

Investment decisions for one fund or account are made independently from those for other funds or accounts managed by the portfolio managers. Under the Trading Desk's procedures, portfolio managers and their corresponding Trading Desks may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by a fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts and other relevant factors).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the portfolio managers will not be deterred from changing a Fund's investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Trading Desk based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage commissions and transaction costs, and any short-term gains realized from these transactions are taxable to shareholders as ordinary income.

To the extent that a fund invests in foreign securities, certain of such fund's transactions in those securities may not benefit from the negotiated commission rates available to funds for transactions in securities of domestic issuers. For funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The portfolio managers may deem it appropriate for one fund or account they manage to sell a security while another fund or account they manage is purchasing the same security. Under such circumstances, the portfolio managers may arrange to have the purchase and sale transactions effected directly between the funds and/or accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

Funds and accounts managed by the Manager, an affiliated entity or a sub-investment adviser may own significant positions in portfolio companies which, depending on market conditions, may affect adversely the ability to dispose of some or all of such positions.

For the fiscal year ended October 31, 2005, 2006 and 2007, the Funds paid the below total brokerage commissions, gross spreads and concessions on principal transactions.

Name of Fund	Brokerage Commissions Paid			Brokerage Concessions		
	2005	2006	2007	2005	2006	2007
Balanced Fund	$304,296	$163,546		$1,499	$2,937	
Large Company Stock Fund	$171,817	$169,411		$2,138	$9,690	
Limited Term Income Fund	$244	$2,013		-0-	-0-	
Midcap Stock Fund	$ 487,707	$479,856		-0-	-0-	
Small Cap Value Fund	$ 2,204,209	$2,051,779		-0-	-0-	
Tax Managed Growth Fund	$65,067	$55,548		-0-	-0-	
Disciplined Stock Fund	$2,115,668	$1,939,021		$26,123	$112,108	
S&P 500 Index Fund	$43,261	$13,611		-0-	$6,706	
Bond Index Fund	-0-	-0-		-0-	-0-	

The brokerage commissions for certain Funds fluctuated significantly from year-to-year because of increased market volatility and increased cash flows into and out of such Funds.

The Fund contemplates that, consistent with the policy of seeking best price and execution, brokerage transactions may be conducted through affiliates of the Manager. The Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid affiliates of the Manager are reasonable and fair.

There were no brokerage commissions paid to Dreyfus or its affiliates for any of the Fund's most current fiscal years.

IPO Allocations. Certain funds advised by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) may participate in IPOs. In deciding whether to purchase an IPO, the

Manager (and where applicable, a sub-adviser or Dreyfus affiliate) generally considers the capitalization characteristics of the security, as well as other characteristics of the security, and identifies funds and accounts with investment objectives and strategies consistent with such a purchase. Generally, as more IPOs involve small- and mid-cap companies, the funds and accounts with a small- and mid-cap focus may participate in more IPOs than funds and accounts with a large-cap focus. The Manager (and where applicable, a sub-adviser or Dreyfus affiliate), when consistent with the fund's and/or account's investment guidelines, generally will allocate shares of an IPO on a pro rata basis. In the case of "hot" IPOs, where the Manager (and if applicable, a sub-adviser or Dreyfus affiliate) only receives a partial allocation of the total amount requested, those shares will be distributed fairly and equitably among participating funds or accounts managed by the Manager (or where applicable, a sub-adviser or Dreyfus affiliate). "Hot" IPOs raise special allocation concerns because opportunities to invest in such issues are limited as they are often oversubscribed. The distribution of the partial allocation among funds and/or accounts will be based on relevant net asset values. Shares will be allocated on a pro rata basis to all appropriate funds and accounts, subject to a minimum allocation based on trading, custody, and other associated costs. International hot IPOs may not be allocated on a pro rata basis due transaction costs, market liquidity and other factors unique to international markets.

Soft Dollars. The term "soft dollars" is commonly understood to refer to arrangements where an investment adviser uses client (or fund) brokerage commissions to pay for research and other services to be used by the investment adviser. Section 28(e) of the Securities Exchange Act of 1934 provides a "safe harbor" that permits investment advisers to enter into soft dollar arrangements if the investment adviser determines in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided. Eligible products and services under Section 28(e) include those that provide lawful and appropriate assistance to the investment adviser in the performance of its investment decision-making responsibilities.

Subject to the policy of seeking best execution, Dreyfus-managed funds may execute transactions with brokerage firms that provide research services and products, as defined in Section 28(e). Any and all research products and services received in connection with brokerage commissions will be used to assist the applicable affiliated entity or sub-investment adviser in its investment decision-making responsibilities, as contemplated under Section 28(e). Under certain conditions, higher brokerage commissions may be paid in connection with certain transactions in return for research products and services.

The products and services provided under these arrangements permit the Trading Desk to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms. Such services and products may include, but are not limited to the following: fundamental research reports (which may discuss, among other things, the value of securities, or the advisability of investing in, purchasing or selling securities, or the availability of securities or the purchasers or sellers of securities, or issuers, industries, economic factors and trends, portfolio strategy and performance); current market data and news; technical and portfolio analyses; economic forecasting and interest rate projections; and historical information on securities and companies. The Trading Desk also may defray the costs of certain services and communication systems that facilitate trade execution (such as on-line quotation systems, direct data feeds from stock exchanges and on-line trading systems with brokerage commissions generated by client transactions) or functions related thereto (such as clearance and settlement). Some of the research products or services received by the Trading Desk may have both a research function and a non-research administrative function (a "mixed use"). If the Trading Desk determines that any research product or service has a mixed use, the Trading Desk will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that the Trading Desk determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by the Trading Desk in hard dollars.

The Trading Desk generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind the Trading Desk to compensate the selected brokerage firm for research provided. The Trading Desk endeavors, but is not legally obligated, to direct sufficient commissions to broker/dealers that have provided it with research and other services to ensure continued receipt of research the Trading Desk believes is useful. Actual commissions received by a brokerage firm may be more or less than the suggested allocations.

There may be no correlation between the amount of brokerage commissions generated by a particular fund or client and the indirect benefits received by that fund or client. The affiliated entity or sub-investment adviser may receive a benefit from the research services and products that is not passed on to a fund in the form of a direct monetary benefit. Further, research services and products may be useful to the affiliated entity or sub-investment adviser in providing investment advice to any of the funds or clients it advises. Likewise, information made available to the affiliated entity or sub-investment adviser from brokerage firms effecting securities transactions for a fund may be utilized on behalf of another fund or client. Information so received is in addition to, and not in lieu of, services required to be performed by the affiliated entity or sub-investment adviser and fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the normal independent research activities of the affiliated entity or sub-investment adviser, it enables them to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

For each Fund, the aggregate amount of transactions during the last fiscal year in securities effected on an agency basis through a broker for, among other things, research services, and the commissions and concessions related to such transactions were as follows:

Name of Fund	Transaction Amount	Commissions and Concessions
Balanced Fund	$145,175	$29,596
S&P 500 Index Fund	$0	$0
MidCap Stock Fund	$164,930,407	$167,579

Name of Fund	Transaction Amount	Commissions and Concessions
Small Cap Value Fund	$340,373,086	$486,227
Disciplined Stock Fund	$826,644	$262,290
Large Company Stock Fund	$68,180	$21,649

Regular Broker-Dealers. A Fund may acquire securities issued by one or more of its "regular brokers or dealers," as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a "regular broker or dealer" is one of the ten brokers or dealers that, during the Fund's most recent fiscal year (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund's portfolio transactions, (ii) engaged as principal in the largest dollar amount of the Fund's portfolio transactions or (iii) sold the largest dollar amount of the Fund's securities. The following is a list of each Fund that acquired securities of its regular brokers or dealers for the fiscal year ended October 31, 2007, the issuer of the securities and the aggregate value per issuer, as of October 31, 2007, of such securities:

Fund	Name of Regular Broker Dealer	Aggregate Value Per Issuer
S&P 500 Index Fund		
	Goldman, Sachs & Co.	$12,086,000
	Prudential Equity Group LLC	$5,334,000
	Bank of America Securities	$25,742,000
	Bear, Stearns & Co. Inc.	$1,590,000
	Citigroup Global Markets, Inc.	$25,045,000
	J.P. Morgan Securities Inc.	$19,108,000
	Lehman Brothers Inc.	$4,041,000
Bond Index Fund	Bear, Stearns & Co. Inc.	$2,443,000
	Citigroup Global Markets, Inc.	$5,679,000
	Bank of America Securities LLC	$4,105,000
	RBS Greenwich Capital	$980,000
	Credit Suisse Securities (USA) LLC	$3,120,000
	Goldman, Sachs & Co.	$3,053,000
	UBS Securities LLC	$151,000
	J.P. Morgan Securities Inc.	$6,458,000
	Lehman Brothers Inc.	$3,761,000
	Prudential Equity Group LLC	$330,000
	Jefferies & Company, Inc.	$183,000
Balanced Fund	Goldman, Sachs & Co.	$192,000
	Citigroup Global Markets, Inc.	$894,000
	Citigroup Global Markets, Inc.	$969,000

Fund	Name of Regular Broker Dealer	Aggregate Value Per Issuer
	Goldman, Sachs & Co.	$775,000
	Bank of America Securities LLC	$275,000
	Credit Suisse Securities (USA) LLC	$660,000
	J.P. Morgan Securities Inc.	$633,000
	Bear, Stearns & Co Inc.	$360,000
	Jefferies & Company, Inc.	$187,000
	Lehman Brothers Inc.	$51,000
Disciplined Stock Fund	Citigroup Global Markets, Inc.	$11,257,000
	J.P. Morgan Securities, Inc.	$19,261,000
Large Company Stock Fund	Bank of America Securities LLC	$1,707,000
	Citigroup Global Markets, Inc.	$946,000
	J.P. Morgan Securities, Inc.	$1,615,000
Limited Term Income Fund	Goldman, Sachs & Co.	$274,000
	Credit Suisse Securities (USA) LLC	$752,000
	Bank of America Securities LLC	$584,000
	Bear, Stearns & Co. Inc.	$471,000
	RBS Greenwich Capital	$472,000
	J.P. Morgan Securities Inc.	$333,000
	Citigroup Global Markets, Inc.	$1,440,000
	Jefferies & Company Inc.	$99,000
	Lehman Brothers Inc.	$365,000
Small Cap Value Fund	ITG Inc.	$4,425,000
Tax Managed Growth Fund	Bank of America Securities LLC	$3,809,000
	Citigroup Global Markets, Inc.	$6,224,000
	J.P. Morgan Securities Inc.	$4,230,000

With respect to MidCap Stock Fund, there were no acquisitions of securities from brokers or dealers during the fiscal year ended October 31, 2007.

Portfolio Turnover. None of the Funds purchases securities on the basis of short-term trading profits. The Tax Managed Growth Fund uses a tax managed investment approach designed to minimize realized capital gains and taxable investment income and, as a result, it anticipates its annual portfolio turnover rate generally will not exceed 15% and will exceed 25% only in the event of extraordinary market conditions. Each other Fund's portfolio turnover rate may exceed 100%. A portfolio turnover rate of 100% would occur, for example, if all the securities held by the Fund were replaced once in a period of one year. A higher rate of portfolio turnover involves correspondingly greater brokerage commissions and other expenses that must be borne directly by the Fund and, thus, indirectly by its shareholders. In addition, a higher rate of portfolio turnover may result in the realization of larger amounts of short-term capital gains that, when distributed to the Fund's shareholders, are taxable to them as ordinary income. Nevertheless, securities transactions for the Funds will be based only upon investment considerations and will not be limited by any other considerations when Dreyfus (or the Sub-Adviser if applicable) deems it appropriate to make changes in the Fund's assets. The portfolio turnover rate for a Fund is calculated by dividing the lesser of the Fund's annual sales or purchases of portfolio securities (exclusive of purchases and sales of securities whose maturities at the time of acquisition were one year or less) by the monthly average value of securities in the Fund during the year. Portfolio turnover may vary from year to year as well as within a year.

Disclosure of Portfolio Holdings. It is the policy of the Company to protect the confidentiality of each Fund's portfolio holdings and prevent the selective disclosure of non-public information about such holdings. Each Fund, or its duly authorized service providers, may publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. Each non-money market Fund, or its duly authorized service providers, may publicly disclose its complete schedule of portfolio holdings at month-end, with a one-month lag, at www.dreyfus.com. In addition, fifteen days following the end of each calendar quarter, each non-money market Fund, or its duly authorized service providers, may publicly disclose at www.dreyfus.com its complete schedule of portfolio holdings as of the end of such quarter. Each money market fund, or its duly authorized service providers, may publicly disclose at www.dreyfus.com its complete schedule of holdings twice a month, on the 15th day of the month and the last business day of the month, with a 15-day lag. Portfolio holdings will remain available at www.dreyfus.com until the date on which the Fund files a Form N-CSR or Form N-Q for the period that includes the date as of which the website information is current.

If a Fund's portfolio holdings are released to pursuant to an ongoing arrangement with any party, such Fund must have a legitimate business purpose for doing so, and neither the Fund, nor Dreyfus or its affiliates may receive any compensation in connection with an arrangement to make available information about the Fund's portfolio holdings. Funds may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the Fund, for the purpose of efficient trading and receipt of relevant research, provided that (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purchasing or selling Fund shares or Fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

Funds may also disclose any and all portfolio information to their service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include a Fund's custodians, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of portfolio holdings may be authorized only by the Company's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Company's Board.

SUMMARY OF THE PROXY VOTING POLICY, PROCEDURES AND GUIDELINES OF THE DREYFUS FAMILY OF FUNDS

The Board of each fund in the Dreyfus Family of Funds has delegated to the Manager the authority to vote proxies of companies held in the fund's portfolio. The Manager, through its participation on the BNY Mellon Proxy Policy Committee (the "PPC"), applies BNY Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the funds.

The Manager recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders.

The Manager seeks to avoid material conflicts of interest by participating in the PPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, Dreyfus and its affiliates engage a third party as an independent fiduciary to vote all proxies of funds managed by BNY Mellon or its affiliates (including the Dreyfus Family of Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in BNY Mellon's or the Manager's policies on specific issues. Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the PPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the PPC for discussion and vote. Additionally, the PPC reviews proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, Dreyfus weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote. With respect to securities lending transactions, Dreyfus seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

When evaluating proposals, the PPC recognizes that the management of a publicly-held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the PPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The PPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the PPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders. Accordingly, the PPC generally votes in accordance with management on issues that the PPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the PPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The PPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the PPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the PPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The PPC generally votes against proposals that permit or are silent on the repricing or replacement of stock options without shareholder approval or that are silent on repricing and the Company has a history of repricing stock options in a manner that the PPC believes is detrimental to shareholders.

Information regarding how the Manager voted proxies for a Fund is available at www.dreyfus.com and on the SEC's website at http://www.sec.gov on the Company's Form N-PX filed with the SEC.

INFORMATION ABOUT THE COMPANY AND FUNDS

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "The Fund."

General. The Company has an authorized capitalization of 25 billion shares of $0.001 par value stock.

Each Fund share has one vote and, when-issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Fund shares are of one class, except in the case of the Dreyfus Premier Funds, and have equal rights as to dividends and in liquidation. Shares have no preemptive or subscription rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Company to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of Board members or the appointment of an independent registered public accounting firm. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Company to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of a majority of the Company's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Company is a "series fund," which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. For certain matters shareholders vote together as a group; as to others they vote separately by portfolio or, where matters affect different classes of a portfolio differently, by class.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Company, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. The Rule exempts the selection of independent accountants and the election of Board members from the separate voting requirements of the Rule.

Effective June 1, 2007, the Fund's Class R shares were redesignated as Class I shares.

Each Fund sends annual and semi-annual financial statements to all its shareholders.

<u>Additional Information About the S&P 500 Index Fund</u>. "Standard & Poor's®," "S&P®," "S&P 500," and "Standard & Poor's 500®," are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Company. Standard & Poor's only relationship to the Company is the licensing of certain trademarks and trade names of Standard & Poor's and of the S&P 500 which is determined, composed and calculated by Standard & Poor's without regard to the Company or any Fund. Standard & Poor's has no obligation to take the needs of the Company or the owners of the S&P 500 Index Fund into consideration in determining, composing or calculating the S&P 500. Standard & Poor's is not responsible for and has not participated in the determination of the prices and amount of the S&P 500 Index Fund or the timing of the issuance or sale of the Fund or in the determination or calculation of the equation by which the Fund is to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the S&P 500 Index Fund.

STANDARD & POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR'S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS,

OR INTERRUPTIONS THEREIN. STANDARD & POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE S&P 500 INDEX FUND, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 OR ANY DATA INCLUDED THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Holders of 5% or More of Fund Shares. The following persons are known by the Company to own of record 5% or more of a Fund's outstanding voting securities as of February ___, 2008. A shareholder who beneficially owns, directly or indirectly, more than 25% of a Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

Name of Fund   Percentage of Ownership

Dreyfus BASIC S&P 500 Stock Index Fund

Dreyfus Bond Market Index Fund

Dreyfus Disciplined Stock Fund

Dreyfus Premier Balanced Fund

Dreyfus Premier Large Company Stock Fund

Dreyfus Premier Limited Term Income Fund

Dreyfus Premier Midcap Stock Fund

Dreyfus Premier Small Cap Value Fund

Dreyfus Premier Tax Managed Growth Fund

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kirkpatrick & Lockhart Preston Gates Ellis LLP, 1601 K Street N.W., Washington, D.C. 20006-1600, has passed upon the legality of the shares offered by the relevant Fund Prospectus and this Statement of Additional Information.

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, serves as counsel to the non-interested Directors of the Company.

KPMG LLP, 345 Park Avenue, New York, New York 10154, an independent registered public accounting firm, was appointed by the Directors to serve as the Funds' independent registered public accounting firm for the year ending October 31, 2008, providing audit and other services including (1) examination of the annual financial statements, (2) review and consultation in connection with SEC filings and (3) review of the annual federal income tax return filed on behalf of the Funds.

APPENDIX
Rating Categories

Description of certain ratings assigned by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service ("Moody's"), and Fitch Ratings ("Fitch"):

S&P

Long-term

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC
An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

r
The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.
The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

Short-term

A-1
A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are given a plus sign (+) designation. This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2
A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3
A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet is financial commitment on the obligation.

C

A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

Moody's

Long-term

Aaa

Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A

Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime rating system (short-term)

Issuers rated **Prime-1** (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

> Leading market positions in well-established industries.

> High rates of return on funds employed.

> Conservative capitalization structure with moderate reliance on debt and ample asset protection.

> Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

> Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated **Prime-2** (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated **Prime-3** (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

Fitch
<u>Long-term investment grade</u>

AAA

Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA
Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A
High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB
Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

<u>Long-term speculative grade</u>

BB
Speculative. 'BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B
Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments.

<u>Short-term</u>

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2
Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3
Fair credit quality. The capacity for timely payment of financial commitment is adequate; however, near-term adverse changes could result in a reduction non-investment grade.

B
Speculative. Minimal capacity for timely payment of financial commitments plus vulnerability to near-term adverse changes in financial and economic conditions.

C
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

'NR' indicates that Fitch does not rate the issuer or issue in question.

Notes to long-term and short-term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'